STRECKER, JEPSON & ASSOCIATES
Attorneys & Counselors

21020 Rand Road, Suite C-2
Lake Zurich, Illinois 60047

Phone: (847) 719-3470
Fax: (847) 719-3407

Paul H. Strecker
Christy J. Jepson

September 10, 2016

SEC Headquarters
100 F Street NE
Washington, D.C 20549

RE: Italian Café, LLC, CIK #0001684321, CCC #tmxfsa*7 Form C Paper Filing

Dear Sir or Madam:

Enclosed please find the above referenced company's Original Form C. Please file the form.

Thank you.

Very truly yours,



Christy J. Jepson

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[x] Form C: Offering Statement

[ ] Form C-U: Progress Update: _____

[ ] Form C-A: Amendment

    [ ] Check box if Amendment is material and investors will have five business days to reconfirm

[Form C-AR: Annual Report

[Form C-AR/A: Amendment to Annual Report

[ ] Form C-TR: Termination of Reporting

Name of issuer: The Italian Cafe, LLC CIK: 0001684321 CCC: tmxfsa*7

Legal status of issuer (form, jurisdiction and date of organization) Illinois limited liability company authorized to form series, organized July 14, 2014

Physical address of issuer: 21020 N. Rand Road, Suite C-4, Lake Zurich, Illinois 60047

Website of issuer: www.goitaliancafe.com

Name, Commission file number and CRD number (as applicable) of intermediary through which the offering will be conducted: Crowdsourcefunded.com, CIK number of intermediary 0001667727, SEC file number of intermediary 007-00027, CRD number of intermediary 001400667.

Amount of compensation paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: Seven Percent (7.0%) of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None.

Type of security offered: $2,000.00 Debentures bearing interest at 8% per annum fully amortizing over ten years with equal monthly payments.

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Target number of securities to be offered: 250.

Price (or method for determining price): $2,000.00 per debenture.

Target offering amount: $500,000.00.

Maximum Offering Amount (if different from target offering amount): $1,000.000.00.

Oversubscriptions accepted: [x] Yes [ ] No If yes, describe how oversubscriptions will be allocated: [ ] Pro-rata basis [x] First-come, first-served basis [ ] Other-provide a description.

Deadline to reach the target offering amount: December 31, 2016.

Current number of employees: 2

	December 31, 2015	December 31, 2014
Total Assets:	$263,795	$181,423
Cash & Cash Equivalents:	$ 0	$ 202
Accounts Receivable:	$200,635	$181,423
Short-term Debt:	$ 79,711	$188,917
Long-term Debt:	$ 0	$ 0
Revenues/Sales:	$ 25,410	$ 1,556
Cost of Goods Sold:	$ 0	$ 0
Taxes Paid:	$ 0	$ 0
Net Income:	$ 16,507	$(8,424)

A CROWDFUNDING INVESTMENT INVOLVES RISK YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING, DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

AN ISSUER FILING THIS FORM FOR AN OFFERING IN RELIANCE ON SECTION 4(A)(6) OF THE SECURITIES ACT AND PURSUANT TO REGULATION CROWD FUNDING (§227.100-503) MUST DISCLOSE IN THE OFFERING STATEMENT THAT IT WILL FILE A REPORT ON EDGAR ANNUALLY AND POST THE REPORT ON ITS WEBSITE, NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT. THE ISSUER MAY TERMINATE ITS REPORTING OBLIGATIONS IN THE FUTURE IN ACCORDANCE WITH RULE 202(B) OF REGULATION CROWD FUNDING (§227.202(B))

THIS FORM C IS NOT AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMUTED. ONLY THE ISSUER AND THE INTERMEDIARY ARE AUTHORIZED TO DISCUSS THE SECURITIES, OR MAKE ANY STATEMENTS OR SUPPLY ANY INFORMATION ABOUT THE SECURITIES OTHER THAN THE CONTENTS OF THIS FORM C.

EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT. THE INFORMATION IN THIS FORM C IS NOT MEANT TO CONSTITUTE SUCH ADVICE.

THE ISSUER MUST FILE AN ANNUAL REPORT ON FORM C, AS REQUIRED BY REGULATION CROWDFUNDING 17 CFR 227.100-503, NO LATER THAN 120 DAYS AFTER THE ISSUER'S FISCAL YEAR END COVERED BY THE REPORT AND INCLUDE THE INFORMATION REQUIRED BY RULE 201(A), (B), (C), (D), (E), (F), (M), (P), (Q), (R), (S), AND (T) OF REGULATION CROWD FUNDING 17 CFR 227.201(A), (B), (C), (D), (E), (F), (M), (P), (Q), (R), (S), AND (T). FOR PURPOSES OF PARAGRAPH (T), THE ISSUER SHALL PROVIDE FINANCIAL STATEMENTS FOR THE HIGHEST AGGREGATE TARGET OFFERING AMOUNT PREVIOUSLY PROVIDED IN AN OFFERING STATEMENT. THE ISSUER'S FISCAL YEAR END IS DECEMBER 31. THEREFORE, THE ISSUER'S FIRST ANNUAL REPORT WILL BE FILED WITH THE SEC ON FORM C NO LATER THAN APRIL 30, 2017, AND THE ANNUAL REPORT WILL BE AVAILABLE ON THE ISSUER'S WEBSITE ON THAT DATE.

REGULATION 17 C.F.R. 227.201 DISCLOSURES:

(a) **The Italian Cafe, LLC (Issuer):** The Issuer was organized on July 14, 2014 as a series Illinois limited liability company; The Issuer is located at 21020 N. Rand Road, Suite C-4, Lake Zurich, Illinois 60047; The Issuer WEB SITE is www.goitaliancafe.com

(b) **Management:** The Issuer is operated by two managers, Ranulfo S. Vizcarra and Christy J. Jepson (Managers), who have managed the Issuer since its organization on July 14, 2014. The Managers are also the Managers of each designated series of the Issuer. At this time there are three designated series, Series A, Series B and Series C. Pursuant to the terms of The Italian Café, LLC operating agreement, either manager is authorized to act without the other, except no Manager may sale all or substantially all of the Assets of the Issuer, bind the Issuer to any lease, contract or other obligation in excess of $10,000.00, or cause the Issuer to sale any of the Membership interest of the Issuer, without the prior authorization of the majority of the Members of the Issuer. Both Mr. Vizcarra and Mr. Jepson have been, and are expected to continue to be involved in acquiring, leasing, building and remodeling, negotiating with landlords, restaurant and bar operators, terminal operators and others on behalf of The Italian Cafe, LLC and its designated series.

(1) Ranulfo S. Vizcarra was educated and trained as a physician in the Philippines. Mr. Vizcarra is the trustee and one hundred percent beneficiary of the Ranulfo S. Vizcarra Revocable Trust dated October 9, 2007 as amended on June 17, 2008 and March 20, 2014 (Ranulfo Trust), which owns a forty nine percent (49 %) membership interest in M2K of Chicago, LLC, f/k/a M2K, LLC, an Illinois limited liability company that owns and operates a number of healthcare related companies, real estate properties, a dance studio company and a fifty percent (50%) membership interest in the Italian Cafe, LLC and each of its designated series. Mr. Vizcarra is a Manager of M2K of Chicago, LLC and an officer, director or manager of all of the corporations or limited liability companies which M2K of Chicago, LLC has an ownership interest in, including the Issuer. Mr. Vizcarra, for his own account, or as a shareholder, member, director or officer of the companies in which he serves, has negotiated the acquisition, financing and sale of companies and the acquisition, sale, financing and leasing of real estate properties, such as office buildings, shopping centers and other retail, restaurants and bars, condominiums, apartments and single family homes. Mr. Vizcarra has managed and operated a number of companies and real estate properties.

(2) Christy J. Jepson was educated at DePaul University in Chicago, Illinois. After graduating and passing the Certified Public Accounting exam, he graduated from the John Marshall Law School in Chicago, Illinois, and he is a licensed attorney practicing law at the law firm of Strecker, Jepson & Associates in Lake Zurich, Illinois. Mr. Jepson owns an eleven percent (11%) interest in Senior Homes, LLC, an Illinois limited liability company in the real estate development and construction business. Senior Homes, LLC owns one hundred percent (100%) of the membership interest in All America Reverse Mortgage, LLC, d/b/a 1st All America Mortgage, an Illinois limited liability company operating as a licensed mortgage broker in Illinois. Senior Homes, LLC owns fifty percent (50%) of the membership interest of the Issuer and each of its designated series. Mr. Jepson has, as an attorney, as a shareholder, member, director or officer of companies or for his own account, negotiated the acquisition, financing and sale of companies and the acquisition, sale, financing and leasing of real estate properties, such as office buildings, shopping centers and other retail, hotels, restaurant and bars, casinos, condominiums, apartments time share properties and single

family homes. Mr. Jepson has managed and operated a number of companies and real estate properties.

(3) Mr. Vizcarra currently holds the following positions and employment:
Manager of the Italian Cafe, LLC, The Italian Cafe, LLC Series A, The Italian Cafe, LLC Series B and the Italian Cafe, LLC Series C located at 21020 N. Rand Road, Suite C-4, Lake Zurich, Illinois 60047;
Manager of M2K of Chicago, LLC, an Illinois limited liability company located at 1090 Glencrest Drive, Inverness, Illinois 60010, in the business of acquiring, owning and operating healthcare companies, real estate and real estate companies, a dance studio company and The Italian Cafe, LLC and its designated series;
Manager of M2K of Illinois, LLC, an Illinois series limited liability company located at 1090 Glencrest Drive, Inverness, Illinois 60010, in the business of operating dance studios;
Manager of HCP Financial, LLC, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of providing management, administration, accounting and other services to healthcare related companies;
Manager of Medical Gear, LLC d/b/a Healthcare Plus Senior Care, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of providing caregiver services;
President of Healthcare Plus Caregivers Corporation, an Illinois Corporation located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of providing caregiver services;
Manager of Healthcare Plus Homemakers LLC, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of providing caregiver services;
Manager of Comforthome Private Care LLC, an Illinois limited liability company, located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of providing caregiver services;
Manager of Healthcare Plus Hospice LLC, an Illinois limited liability company located at 1272 W. Northwest Highway, Palatine, Illinois 60067, in the business of providing hospice services;
Manager of Chicagoland Homeowners Association, LLC, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008 in the business of acquiring and operating real estate properties;
Manager of 3949 North Pulaski LLC, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of owning and operating the building at 3949 N. Pulaski, Chicago, Illinois 60641.

Mr. Jepson is the Manager of Strecker, Jepson & Associates, a law firm located at 21020 N. Rand Road, Suite C-2, Lake Zurich, Illinois 60047. Mr. Jepson provides financial and legal services to Senior Homes, LLC located at 21020 N. Rand Road, Suite C-4, Lake Zurich, Illinois 60047and All America Reverse Mortgage, LLC located at 21020 N. Rand Road, Suite C-1, Lake Zurich, Illinois 60047 and is a Manager of the Issuer and each of its designated series.

(c) **Ownership:** Fifty percent (50%) of the Issuer is owned by M2K of Chicago, LLC and fifty percent (50%) of the Issuer is owned by Senior Homes, LLC. The membership interest of M2K of Chicago, LLC is owned forty nine percent (49%) by the Ranulfo Trust of which Ranulfo S. Vizcarra is the sole trustee and beneficiary until his death and fifty one (51%) by the Annabel Rose Vizcarra Trust of which Annabel Rose Vizcarra, is the sole beneficiary and Ranulfo S. Vizcarra is the trustee.

The membership Interest of Senior Homes, LLC is owned as follows:

(11.00%) by Christy J. Jepson
(13.34%) by Patricia A. Jepson
(13.33%) by Charles P. Jepson
(13.33%) by Michael Drew
(24.50%) by Tracy L. Jepson
(24.50%) by Fred J. Jepson

(d) **Business Plan:** The Issuer's business is lending funds to its designated series to acquire, establish, build and lease restaurants with bars and video gaming machines in Illinois. The business plan is as follows:

Video Gaming: Illinois issues gaming licenses to restaurant or bar establishments with a liquor license located in a city or county that has approved video gaming. As of March 31, 2016, many cities and counties in Illinois have approved video gaming. Illinois receives a monthly Video Gaming Tax distribution of 30% of the monthly Net Wagering Activity and pays the city or county 5% of the monthly Net Wagering Activity and keeps 25% of the monthly Net Wagering Activity. Net Wagering Activity is the difference between the Amount Played and the Amount Won by the player. The terminal operator, the company licensed to provide the video gaming machines, receives 35% of the monthly Net Wagering Activity and the licensed establishment receives 35% of the monthly Net Wagering Activity. The licensed terminal operator cannot receive an establishment license and the licensed establishment cannot have a terminal operator license. The terminal operator provides and maintains the machines and the payout machine, which pays any winnings to the machine player. The establishment receives a check from the terminal operator once a month for 35% of the Net Wagering Activity.
According to the Illinois Gaming Board Video Gaming Report for the month of March 2016, there were 5,351 licensed establishments in Illinois housing a total of

22,815 video gaming machines. Each licensed establishment is limited to a maximum of 5 machines. The average number of machines per licensed establishment in March 2016 was 4.26. In March 2016, $1,246,220,355.10 was played in the 22,815 licensed machines in Illinois, or $54,622.85 per licensed machine. $1,147,343,968.57 was paid out to players on those machines, or $50,289.01 per licensed machine. The Net Wagering Activity in March 2016 was $98,876,386.53, or $18,478.11 per licensed establishment.

The terminal operator will pay the cost of the installation of the video gaming machines in the establishment and will pay 50% of the ongoing establishment's marketing costs, as long as the terminal operator is mentioned in the advertising. The establishment can comp the player with anything but liquor. For instance, the establishment marketing plan could offer $5.00 in free play, paid for by the establishment, with the purchase of any meal, breakfast, lunch or dinner in excess of $10.00.

Illinois Series LLC; The Italian Café, LLC is an Illinois series limited liability company, which currently has three designated series, Series A, Series B and Series C. In Illinois, each series in an Illinois series limited liability company is treated as a separate entity. Assets and Liabilities of one series are not Assets and Liabilities of any other series and creditors of one series cannot force the members of that series or the members or assets of another series to pay them. The LLC and each series have their own Federal Employer Identification Numbers, their own bank accounts and file their own tax returns. The Italian Café, LLC and each designated series is treated as separate partnerships for tax purposes. The income and losses of each series are passed through to the members of that series. The members of The Italian Café, LLC and all three of its designated series are M2K of Chicago, LLC, an Illinois Limited Liability Company with a 50% membership interest and Senior Homes, LLC, an Illinois Limited Liability Company with a 50% membership interest.

The Business Structure; The Italian Café, LLC will advance funds to each designated series to acquire or lease property with at least a ten year term, sufficient to house a restaurant establishment, to remodel or build and equip the restaurant establishment and ready it to open.

Each series will then lease or sub-lease the restaurant to a restaurant operator on a long term lease. The lease will be for a fixed rent sufficient to cover the series rent or acquisition payments and the repayment of the funds advanced by The Italian Café, LLC to the series over ten years with interest, and make a profit. The lease will also include a percentage rent provision providing for percentage rent on gross food and beverage sales of a percentage which is contemplated to provide the series with 50% of the anticipated food and beverage net income of the restaurant operation. The lease percentage rent provision will also require percentage rent of 50% of all other income, such as the income generated by the establishment from the 5 video gaming machines.

With this structure, the restaurant operator is able to lease and run a restaurant operation without having to expend a large amount of money to build out the restaurant. The restaurant operator will only need the cost of its specialized equipment, food, security deposit and initial marketing and operating costs to open the restaurant. The restaurant operator will pay The Italian Cafe, LLC Series, as landlord through the lease, 50% of the net income from the food and beverage operation and 50% of the establishment's video gaming machine Net Wagering Activity. The restaurant operator will keep the other 50% of the food and beverage net income and 50% of the establishment video gaming machine Net Wagering Activity.

The restaurant operator is responsible for obtaining and maintaining the business license, liquor licenses and gaming licenses. The Italian Café, LLC Series is a landlord and, in that capacity, is not responsible for the restaurant operation. The restaurant operator is completely in charge of the operation of the restaurant, bar and video gaming machines and shoulders the risk associated with its failure to properly operate the establishment. In the event the restaurant operator does not properly operate the restaurant, the landlord should not be responsible for the obligations or actions of the restaurant operator. In the event the operator does not pay the base rent or the correct percentage rent, The Italian Café, LLC Series may terminate the lease and lease the establishment to a new restaurant operator.

The Italian Café, LLC, Series C has leased a 5,100 square foot restaurant and bar property at 154 W. Northwest Highway, Palatine Illinois for $5,000.00 per month and percentage rent of 10% on all gross sales in excess of $50,000.00 per month. The property had been used by two restaurant and bar operators over a period of about 15 years as an Italian restaurant. Series C remodeled the existing restaurant and bar and purchased the equipment. Series C leased the space to Luigi's Food and Pizza, LLC to operate an Italian restaurant in the property. Luigi's Food and Pizza, LLC was not successful in this location. Series C terminated the Luigi lease, changed the concept and re-leased the property to Briana's Restaurant & Pancake House Corp. for a base rent of $7,500.00 per month and percentage rent of 15% of all food and beverage gross sales in excess of $50,000.00 each month and 50% of all other gross monthly income, such as any video gaming machine Net Wagering Activity received by the restaurant operator. Pursuant to the lease, the restaurant operator tenant may not remove any of the existing equipment or any equipment it brings on to the premises during the life of the lease. The total lease term, including two 5 year options, is over 13 years. Briana's shareholders currently operate two other similar restaurants and are interested in adding more restaurants to their portfolio. Briana's only spent about $60,000.00 of its funds to open the restaurant and is operating profitably. Briana's has a built out bar and expects to apply for a liquor license and for a gaming license upon Palatine's approval of video gaming. The other Italian Café Series are in the process of acquiring restaurant establishments in municipalities where video gaming has already been approved and negotiating with experienced restaurant operator sub-tenants.

The Investment: The Issuer intends to sell 500, $2,000.00 debentures, totaling $1,000,000.00. These debentures will bear interest at 8% per annum with 120 equal payments of principle and interest fully amortizing the $2,000.00 over ten years. The debentures may be prepaid by the Issuer at any time by paying the unamortized principal balance at that time. The debentures are unsecured debt instruments and therefore senior to the member's equity interest.

The Issuer expects these funds to be sufficient for its designated series to open at least eight total establishments. In the event each establishment conservatively generates only $5,000.00 per month, $2,500.00 from the base rent and only $2,500.00 from the percentage rent, including the video gaming machine Net Wagering Activity, the total income from all series would be $40,000.00 per month. The total monthly payment for the $1,000,000.00 debentures at 8% interest amortized over 10 years is $12,132.76 per month.

In the event the Issuer only sales the targeted amount of 250 debentures totaling $500,000.00, the Issuer expects these funds to be sufficient for its designated series to open at least four total establishments. In the event each establishment generates only $5,000.00 per month, $2,500.00 from the base rent and only $2,500.00 from the percentage rent, including the video gaming machine Net Wagering Activity, the total income from all series would be $20,000.00 per month. The total monthly payment for the $500,000.00 debentures at 8% interest amortized over 10 years is $6,066.38 per month.

(e) **Employees:** The Issuer currently has two Managers that each spend approximately forty hours per month working in this business. It is anticipated that few employees will be needed initially to operate the Issuer, but as additional employees are needed they will be added.

(f) **Risk Factors:** The securities offered by the Issuer are $2,000.00 debentures with equal monthly payments amortized over ten years at 8% interest. They are unsecured debt instruments of the Issuer and are not stock or membership interests. As debt instruments,

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they are senior to the member's equity. They may be prepaid by the Issuer at any time by paying the unamortized principal balance at that time. The securities do not provide the holder with any voting rights or other ownership rights in the Issuer.

The Issuer's ability to pay the debentures is completely dependent upon the success of the restaurant, bar and video gaming operations of the tenants of each designated series. If the restaurant tenants are unable to generate adequate revenue and earnings, they will not be able to pay their rent obligations to the Issuer's Series, and accordingly the Series will have to pay its loan obligations to Issuer without the rent from the restaurant tenant until the restaurant tenant is evicted and a new restaurant tenant leases the restaurant. In the event Issuer's Series is unable to pay the loan payments to the Issuer, the Issuer will have to pay the debentures without the income from that Series. In the event a number of Issuer's Series are unable to pay their loans to the Issuer at the same time and if the time to re-lease these restaurants is extensive, Issuer's ability to pay the debenture payments would be materially adversely affected. Hence, any risk to the restaurant tenants of Issuer's Series is also a risk to the Issuer that should be considered. The restaurants may be unprofitable and the locations may be difficult to re-lease for a number of considerations. The investment is therefore speculative and suitable only for individuals who are financially able to lose their total investment.

The restaurant businesses in each location are new businesses in a highly competitive business. Although the Issuer and each of its designated series will attempt to choose good locations and lease only to proven restaurant and bar operators, each restaurant will be a new business subject to all the risks inherent in a new business, and the restaurant and bar business is a highly competitive business. The Issuer's success is highly dependent upon the Issuers Manager's ability to locate and acquire good locations and choose qualified restaurant operators as tenants.

Unforseen circumstances. Events such as terrorism or war, public health issues, fire, natural disasters, and other factors such as high levels of unemployment, changes in consumer confidence and spending or purchasing habit changes, increased competition government regulation and many other events or factors could have an effect on the restaurant, bar and video gaming tenant's ability to operate successfully.

Changes in laws and regulations. The restaurant, bar and video gaming tenant operations could be affected by changes in the current federal, state or local liquor laws, gaming laws, minimum wage and overtime laws or other laws or regulations. Loss of a business license, liquor license or gaming license could have a material adverse affect on the tenant's operation.

Insufficient proceeds. The proceeds of the sale of the debentures may be insufficient to provide the liquidity the Issuer needs to loan the funds needed to each of its designated series to build out or remodel the acquired properties, to carry the properties during the time it takes to lease or re-lease the properties and market conditions may make raising additional capital or borrowing additional money difficult.

The loss of the Issuer's Managers. could adversely affect our business Each Manager is

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critical to the Issuer's success. If the Issuer loses the services of either Manager, promoting the business and raising additional capital would be severely impacted and the business could fail. We do not currently maintain key person life insurance on any of our Managers.

The Issuer has and will continue to engage in certain transactions with related persons. The investor should be aware that there would be occasions when the Issuer may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Managers and the Members of the Issuer will be guided by their good faith and judgment as to the Issuer's best interest. The Issuer may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms, which are not arm's-length, but will be in all cases consistent with the duties of the management of the Issuer to its creditors including the debenture holders. Transactions with related parties of Issuer or its members could result in higher costs for goods and services or reduced performance to the Issuer and its designated series. The Issuer has and will use Christy J. Jepson and companies related to him, such as Strecker, Jepson & Associates for legal and financial matters and Senior Homes, LLC for construction and remodeling work. The Issuer has and will use companies related to Ranulfo S. Vizcarra to provide various services. By purchasing a debenture, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Transfer restrictions. The securities offered have transfer restrictions. No securities may be pledged, transferred, resold or otherwise disposed of by any purchaser except pursuant to 17 CFR 227.501 which states as follows:

> "**(a)**§ 227.501(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (**15 U.S.C. 77d(a)(6)**),**unless** such securities are transferred:
>
> - **(1)**§ 227.501(a)(1) To the issuer of the securities;
> - **(2)**§ 227.501(a)(2) To an accredited investor;
> - **(3)**§ 227.501(a)(3) As part of an offering registered with the Commission; or
> - **(4)**§ 227.501(a)(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b)§ 227.501(b) For purposes of this § 227.501, the term accredited investor shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c)§ 227.501(c) For purposes of this section, the term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph (c), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse."

Additional issuance of securities. Following the Investor's investment in the Company, the Company may sell security interests to additional investors, which may be equity or debt instruments. There is a risk associated with additional issuance of debt obligations of Issuer to the extent the debt cannot be repaid from its operations. There is a risk that the sale of the Issuer or its Assets or the sale of additional equity interests could result in management changes or other circumstances resulting in poor financial performance of the Issuer or its designated series making it more difficult for the Issuer to make the payments to the holders of the securities.

A sale of the Issuer or of the assets of the Issuer. The debenture holder will have limited or no ability to influence a potential sale of the Issuer or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Issuer and the members of the Issuer to manage the Issuer so as to provide income cash flow to pay the debenture payments. Accordingly, the success of the investor's investment in the Issuer will depend in large part upon the skill and expertise of the executive management of the Issuer and the members of the Issuer. If the members of the Issuer authorize a sale of all or a part of the Issuer, or a disposition of a substantial portion of the Issuer's assets, there can be no guarantee that the value received by the Issuer, will be sufficient to pay all of the debt of the Issuer.

Issuer's early payoff of debentures. There is a risk to the holders of the debentures that management will decide to payoff the debentures early resulting in the security holder's loss of future earnings from the debenture, which debenture could bear a greater interest rate at the time of payoff than market interest rates.

Fixed-Income market risk. The market value of a fixed-income security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. The fixed-income securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to overall economic

12

conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates), which are at or near historic lows in the United States and in other countries.

Interest rate risk. Prices of bonds and other fixed rate fixed-income securities tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect fixed-income securities and, accordingly, will cause the value of the securities to decline. During periods of very low interest rates, which occur from time to time due to market forces or actions of governments and/or their central banks, including the Board of Governors of the Federal Reserve System in the U.S., the security may be subject to a greater risk of principal decline from rising interest rates. When interest rates fall, the values of already-issued fixed rate fixed-income securities generally rise. However, when interest rates fall, the securities may be at lower yields and may reduce the securities return. The magnitude of these fluctuations in the market price of fixed-income securities is generally greater for securities with longer effective maturities and durations because such instruments do not mature, reset interest rates or become callable for longer periods of time. The change in the value of a fixed-income security or portfolio can be approximated by multiplying its duration by a change in interest rates. For example, the market price of a fixed-income security with a duration of three years would be expected to decline 3% if interest rates rose 1%. Conversely, the market price of the same security would be expected to increase 3% if interest rates fell 1%. Risks associated with rising interest rates are heightened given that interest rates in the United States and other countries are at or near historic lows. Interest rate changes may have different effects on the values of securities sold initially at higher than market interest rates and because of prepayment or extension provisions.

Audited financial statements. The regulations required a review of the Issuer's financial statements, which is included with this Form C disclosure. The Issuer is also not required by the regulations to complete an attestation about its financial controls that would be required by the Sarbanes-Oxley Act of 2002. Therefore, the Issuer has not prepared audited financial statements or signed any attestation regarding its financial controls that the purchaser of the security can use to make an investment decision. In the event the investor believes the information provided is insufficient to make an adequate investment decision the investor should not invest in this security.

Forward looking statements. The disclosures exhibits and other documents included in this Form C Disclosure, and the Form C Disclosure itself contain forward-looking statements and are subject to risks and uncertainties. Some of these risks have been described above. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements are statements made by the Issuer describing the Issuer's current expectations and projections relating to its objectives, planned operating results, financial expectations and future business performance. Forward-looking statements do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may, " "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or

13

financial performance or other events.

The forward looking statements contained in the disclosures exhibits and other documents included in this Form C Disclosure, and the Form C Disclosure itself are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, and its exhibits, you should understand that these statements are not guarantees of performance or results. They involve risks and uncertainties that may be beyond the Issuer's control. Although the Issuer believes that these forward looking statements are reasonable, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward looking statements. Should one or more of these risks or uncertainties materialize, or should any of the Issuer's assumptions prove incorrect or change, or should future circumstances require a change in the current plans of the Issuer, the Issuer's actual operating and financial performance may vary in material respects from the performance projected in these forward looking statements.

Any forward looking statement made by the Issuer in this Form C or any disclosures exhibits and other documents included in this Form C Disclosure, speaks only as of the date of this Form C Disclosure. Factors or events that could cause actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. The Issuer undertakes no obligation to update any forward looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Best Efforts Offering. This offering is being conducted on a best efforts basis. The placement agent is not required to purchase any of the Issuer's securities nor is it obligated to sell any such securities to any Investor. Investment agreements (Investment Agreements) will be evaluated and accepted or rejected by the Issuer as they are received. There can be no assurance that the Issuer will receive investment commitments (Investment Commitments) for the entire Target Offering Amount of $500,000.00 from the sale of the debentures offered hereby or any amount. The failure to raise sufficient cash to pay operating expenses would have a material adverse effect on the Issuer's business prospects.

(g) **Target offering amount:** The targeted offering amount is Five Hundred Thousand Dollars ($500,000.00) or the sale of Two Hundred Fifty (250) Two Thousand Dollar ($2,000.00) debentures (Target Offering Amount) and the deadline to reach the Target Offering Amount is December 31, 2016 (Offering Deadline). In the event the sum of the Investment Commitments do not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, Investment Agreements will be cancelled and committed funds will be returned.

(h) **Proceeds in excess of the Target Offering Amount:** The Issuer will accept Investment Commitments in excess of the Target Offering Amount on a first-come, first-served basis up to a maximum of One Million Dollars ($1,000,000.00) or the sale of Five Hundred

(500) Two Thousand Dollar ($2,000.00) debentures.

(i) **The purpose and use of the offering proceeds:** The Italian Cafe, LLC will use these funds to pay the cost of selling the debentures, pay its existing debt or return part of its capital, pay ongoing operating costs and to loan funds to any of its designated series at 10% per annum interest with equal monthly payments of principal and interest to fully amortize the loans over 10 years. These loans will allow each series to pay their existing debts, ongoing operating costs and obligations and to acquire, lease, remodel or build and equip individual restaurant and bar establishments in areas where video gaming has been approved, as described in the Business Plan above.

The listed use of proceeds is the present expectation of the Issuer. The Issuer will have the right to alter the use of proceed in its discretion based upon the future circumstances of the Issuer. Proceeds of the offering will be used in part to pay obligations and/or return capital of the Issuer to its Members and to pay companies related to its **Managers or Members.**

The debentures are unsecured debt instruments and are senior to the member's equity.

(j) **Investment process.** In order to purchase the securities of the Issuer (Company) the purchaser (Investor) must make a commitment to purchase by completing the Investment Agreement. Investor funds will be held at the discretion of Provident Trust Group LLC, the escrow agent, in compliance with applicable securities laws until the Targeted Offering Amount of the debentures is reached. The following describes the process to invest in the debentures, including how the Company will complete an Investor's transaction, and deliver securities to the Investor.

Investor Commitment. The Investor will submit, through CrowdSourceFunded.com Portal a requested investment amount. When doing so the Investor will also execute an Investment Agreement with the Company, using the Investor's electronic signature.
Acceptance of the Investment. If the Investor Agreement is complete, the Investor will typically be automatically accepted for an investment in the debentures of the Company within a few minutes. At this point, the Investor will be sent an email version of the Investor Agreement in PDF format signed by the Investor and the Company, as well as, a confirmation of the commitment. This information will also be available on the Investor's "My Investor" screen on the CrowdSourceFunded.com website.

Investor transferring of funds. Upon receipt of confirmation the investment has been accepted, the Investor will be responsible for transferring funds into the third party escrow account set up on behalf of issuers offering securities through CrowdSourceFunded.com

Progress of the Offering. The Crowdsourcefunded.com Portal will make realtime updates on the progress of the offering, including: total amounts raised at any given time, notifications by email and through the "My Investments" screen when the offering target amount has been met and in the instance of a concurrent offering daily updates reducing the maximum target if indications related to the concurrent offering warrant.

Closing: Original Deadline. Unless and until, the Target Offering Amount is met early, Investor funds will be transferred from the escrow account to the Company, on the deadline date identified in the Cover Page to the Form C and the Company's CrowdSourceFunded.com Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date we may close the offering earlier, but, no less than 21 days after the date on which information about the Company including this Form C, is posted on our CrowdSourceFunded.com Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline Investors will receive notice of it by email and through the "My Investment's" screen. At the time of the new deadline, your funds will be transferred to the Company, from the escrow account, provided the targeted offering amount, is still met, after any cancellations.

Book Entry. All Investments will be in book entry form. This means that the Investor will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investor's Agreement again. The investment Agreement will also be available on the "My Investment" screen.

NOTE: Investors may cancel an Investment commitment until 48 hours prior to the deadline identified in those offering materials.

The Intermediary will notify Investors when the target offering amount has been met. If the Issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early If it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment Commitment).

If an Investor does not cancel an Investment Commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her Investment Commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's ability to cancel An Investor may cancel his or her Investment Commitment at any time until 48 hours prior to the offering deadline.

If the Investor cancels his or her Investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

Reconfirmation If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her Investment Commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the sum of the investment commitments from all Investors does not equal or exceed the Target Offering Amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

The offering is being made through Kroudfunding Corp. d/b/a Crowdsourcefunded.com, the Intermediary.

(k) **Material Changes:** If any material change (other than reaching the Targeted Offering Amount) occurs related to the offering prior to the Offering Deadline, the Issuer will provide notice to purchasers and receive reconfirmations from purchasers who have already made commitments. If a purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

(l) **The price of the security:** The minimum amount that a purchaser may invest in the offering is $2,000.00, which is the price for a single debenture security.

(m) **Ownership and capital structure of the Issuer:**

　　1. The securities being offered are debentures. They are ten year fully amortizing unsecured debt instruments in the original principal amount of $2,000.00 bearing interest at 8% per

annum with equal monthly payments of $24.27. The debentures may be prepaid by the Issuer at any time by paying the unamortized principal balance at that time. The debentures are unsecured debt instruments and therefore senior to the member's equity interest. The purchasers of the securities will have no ownership interest in the Issuer and any sale or transfer of Membership interest in the Issuer will not effect the amount due under the debenture.

2. The Members of the Issuer are M2K of Chicago, LLC with a 50% Membership interest and Senior Homes, LLC with a 50% Membership interest. The Members of M2K of Chicago, LLC and Senior Homes, LLC are disclosed in (c) above.

3. The securities are valued at the purchase price based on $2,000.00 cash for each debenture. The securities value may fluctuate based on the fact that there are restrictions on their transfer, interest rates of other similar investments may change in the marketplace, decisions of management and other factors may cause the Issuer to be perceived as having more risk and the material risk factors described in (f) above may all have an impact on the value of the securities in the future. Transfer of Membership interests in the Issuer will not have the effect of diluting the debentures interest in the Issuer, because the interest is a debt interest and does not give the holder ownership of the Issuer. Changes in ownership of the Issuer may impact the holder of the security as a result of management changes that may occur with ownership changes that could result in increased risk to the Issuer that could affect its ability to make the debenture payments.

4. There is a risk associated with additional issuance of debt obligations of Issuer, to the extent the debt cannot be repaid from its operations. There is a risk to the holders of the debentures that management will decide to payoff the debentures early resulting in the security holder's loss of future earnings from the debenture, which debenture could bear a greater interest rate at the time of payoff than market interest rates. There is a risk that the sale of the Issuer or its Assets could result in management changes or other circumstances resulting in poor financial performance of the Issuer or its designated series making it more difficult for the Issuer to make the payments to the holders of the securities. Transactions with related parties of Issuer or its Members could result in higher costs for goods and services or reduced performance to the Issuer and its designated series.

5. **Transfer restrictions. The securities offered have transfer restrictions. No securities may be pledged, transferred, resold or otherwise disposed of by any purchaser except pursuant to 17 CFR 227.501 which states as follows:**

"(a)§ 227.501(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- **(1)**§ 227.501(a)(1) To the issuer of the securities;

- **(2)**§ 227.501(a)(2) To an accredited investor;
- **(3)**§ 227.501(a)(3) As part of an offering registered with the Commission; or
- **(4)**§ 227.501(a)(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) §227.501(b) For purposes of this § 227.501, the term accredited investor shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) §227.501(c) For purposes of this section, the term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph (c), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse."

(n) **Intermediary information:** The name of the intermediary through which the offering will be conducted is Crowdsourcefunded.com. The CIK number of the intermediary is 0001667727. The SEC file number of the intermediary is 007-00027. The CRD number of the intermediary is 001400667.

(o) **Compensation of Intermediary:** The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering is Seven Percent (7.0%) of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest is None.

(p) **Indebtedness of the Issuer:** The only indebtedness of the Issuer is to its Members and its designated series. The December 31, 2015 balance sheet of the Issuer indicates that $74,695 was due Senior Homes, LLC, $4,435 was due M2K of Chicago, LLC and $581 was due The Italian Cafe, LLC Series B. The indebtedness to the Members is on demand and bears interest at 10% per annum.

(q) **Past exempt offerings:** The Issuer has not conducted any exempt offerings in the past.

(r) **Transactions with related parties:** Since the beginning of the last fiscal year of the Issuer, January 1, 2015, the Issuer has not entered into any transaction with any of the persons described in (r)(1), (2), (3) or (4) in an amount in excess of 5% of the capital raised during the previous 12 months. The only capital is from the Members of the Issuer,

Senior Homes, LLC and M2K of Chicago, LLC. The crowd funding raise contemplated by the Issuer is based on the sale of debentures, which are debt instruments and not capital. 5% of the Target Offering Amount of $500,000.00 is $25,000.00 and there have been no transactions in that amount between the Issuer and any of the persons or entities described in (r)(1), (2), (3) or (4). Since the organization of the Issuer on July 14, 2014, the Issuer has received capital and loans due on demand and bearing interest at ten percent (10%) per annum from M2K of Chicago, LLC and Senior Homes, LLC. Senior Homes, LLC and M2K of Chicago, LLC, or other companies owned by them or the Issuer's Managers, Ranulfo S. Vizcarra and Christy J. Jepson, have provided, and will provide in the future, construction and remodeling services, supplies, equipment and materials, marketing services, computer and administrative services and other services at a cost equal to the fair market value of the services, supplies, equipment and material provided to the Issuer and its designated series. Strecker, Jepson & Associates has provided, and will provide in the future, to the extent not prohibited by conflict, corporate, tax, financial, security and other legal and financial services to the Issuer and its designated series.

(s) **Financial Condition:** The Issuer was formed on July **14,** 2014. The 2014 and 2015 Balance Sheet and Members' Equity indicate that $176,000 of Capital was contributed from M2K of Chicago, LLC and Senior Homes, LLC in 2014 and 2015 and Loans of $79,130 were advanced by M2K of Chicago, LLC and Senior Homes, LLC in 2014 and 2015. The Asset portion of the Balance sheet indicates that $113,048 was advanced to The Italian Cafe, LLC Series C and Series A, $100,581 in 2014 and the balance in 2015. Luigi's Food & Pizza, LLC and one of its members are liable on a note for $87,587 for funds advanced in 2014 and 2015 by the Italian Cafe, LLC to Luigi's for the development of the Palatine Restaurant.

The Issuer's income statement shows a loss of $8,494 in 2014 and a gain of $16,507, from interest income, mostly from Series C and Luigi's in 2015.

The Issuer expects to receive principal and interest payments from The Italian Cafe, LLC Series C. The Italian Cafe, LLC Series C will make these payments from the fixed base rent it receives from Briana's Restaurant. Briana's fixed base rent of $7,500 per month will be used by Series C to pay the $5,000 per month rent to its landlord and provide $2,500 per month to Series C, which it will use to make monthly payments to the Issuer on its loan. The $113.048 due the Issuer from Series C and Series A would only require a payment of $1,494 per month amortized over ten years at 10% interest. Series C expects to receive percentage rent as well.

In 2016, the Issuer also expects to receive principal and interest payments from its other designated series on funds it will advance to open additional establishments. The Issuer expects to collect interest on these funds advanced at 10% per annum and pay interest at 8% per annum with principal payments to the debenture holders that provided the funds.

(t) A review of the Issuer's financial statements for its 2014 and 2015 fiscal years in accordance with (t)(3) of 17 CFR 227.201 is attached to this Form C, incorporated herein by reference and made a part hereof.

(u) The Issuer represents that, to the best of its knowledge, and belief, after due and reasonable inquiry, the Issuer, any member or manager of the Issuer, any promoter or other person compensated with respect to this offering, or any other person listed in section 17 CFR 227.503(a) in connection with this offering, has been convicted, ordered, adjudged, decreed, suspended, expulsed, barred, or the subject of any other event that is a disqualifying event as contemplated by 17 CFR 227.503.

(v) Updates regarding the progress of the Issuer in meeting the Target Offering Amount, will be provided in accordance with §227.203.

(w) The Issuer's annual report will be available on the Issuer's website on April 30 of each year.

(x) The Issuer has no predecessors. The Issuer has not previously failed to comply with the ongoing reporting requirements of §227.202.

(y) There is no material information necessary in order to make the statements made in this Offering Statement, in light of the circumstances under which they were made, not misleading.

The undersigned, being all of the Members of The Italian Cafe, LLC, pursuant to the Operating Agreement, hereby authorize the Managers to sale the securities described in this Form C in the manner described in this Form C to encumber the Company in the amounts and on the terms described in this Form C, and to execute this Form C and any and all other documents required to accomplish the transactions described in this Form C.

Members:
M2k of Chicago, LLC

Date: 9/10/2016 By: [signature]

Print: RANULFO S. VIZCARRA

Its: Manager

Senior Homes, LLC

Date: 9/10/2016 By: Margaret J. Reunberg, Manager

Print: MARGARET J. Reunberg, MANAGER

Its: Manager

21

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Italian Cafe, LLC

Date: 9/10/2016

By: [signature]



Print: RANULFO S. VIZCARRA

Its: Manager

Date: 9/10/2016

By: [signature]



Print: Christy J. Jepson manager

Its: Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

The Italian Cafe, LLC

Date: 9/10/2016

By: [signature]

Print: RANULFO S VIZCARRA

Its: Manager

Date: 9/10/2016

By: [signature]



Print: Christy J. Jepson manager

Its: Manager

22

The Italian Café, LLC

By Its Members:

M2k of Chicago, LLC

Date: 9/10/2016

By: [signature]

Print: RANULFO S. VIZCARRA

Its: Manager

Senior Homes, LLC

Date: 9/10/2016

By: Margaret J. Runnberg, Manager

Print: MARGARET J. RUNNBERG, MANAGER

Its: Manager

Instructions.

1 The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

This document was prepared by:
Christy J. Jepson
Strecker, Jepson & Associates
21020 N. Rand Road, Suite C-2
Lake Zurich, Illinois 60047
(847) 719-3470

EXHIBITS

Exhibit A   Issuer's Articles of Organization

Exhibit B   Issuer's Operating Agreement

Exhibit C   Issuer's Minutes

Exhibit D   Issuer's Reviewed Financial Statements

Exhibit E   Issuer's Description of Company

Form **LLC-5.5(S)**	Illinois Limited Liability Company Act **Articles of Organization**	FILE # 04884388
Secretary of State Jesse White Department of Business Services Limited Liability Division www.cyberdriveillinois.com	Filing Fee: $750 Expedited Fee: $100 Approved By: **DJR**	**FILED** JUL 14 2014 Jesse White Secretary of State

1.   Limited Liability Company Name: THE ITALIAN CAFE, LLC

2.   Address of Principal Place of Business where records of the company will be kept:
     21020 N. RAND ROAD, SUITE C-4

     DEER PARK, IL 60047

3.   Articles of Organization effective on the filing date.

4.   Registered Agent's Name and Registered Office Address:

         CHRISTY J. JEPSON
         21020 N RAND RD STE C
         LAKE ZURICH, IL 60047-3006   LAKE

5.   Purpose for which the Limited Liability Company is organized:
     "The transaction of any or all lawful business for which Limited Liability Companies may be organized under this Act."

6.   The LLC is to have perpetual existence.

7.   The Limited Liability Company is managed by the manager(s).

     VIZCARRA, RANULFO S.
     1090 GLENCREST DRIVE
     BARRINGTON, IL 60010

     JEPSON, CHRISTY J.
     1127 KING ARTHUR COURT
     PALATINE, IL 60067

8.   **Name and Address of Organizer**
     I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Organization are to the best of my knowledge and belief, true, correct and complete.

     Dated: JULY 14, 2014   CHRISTY J. JEPSON
                              21020 N. RAND ROAD, SUITE C-2
                              DEER PARK, IL 60047

The operating agreement provides for the establishment of one or more series. When the company has filed a Certificate of Designation for each series, which is to have limited liability pursuant to Section 37-40 of the Illinois Limited Liability Company Act, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof, and unless otherwise provided in the operating agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to this company generally or any other series thereof shall be enforceable against the assets of such series.

This document was generated electronically at www.cyberdriveillinois.com

EXHIBIT   _4_

WWW.CYBERDRIVEILLINOIS.COM



JESSE WHITE
SECRETARY OF STATE

LLC FILE DETAIL REPORT

Entity Name	THE ITALIAN CAFE, LLC	File Number	04884388
Status	ACTIVE	On	05/10/2016
Entity Type	LLC	Type of LLC	Domestic
File Date	07/14/2014	Jurisdiction	IL
Agent Name	CHRISTY J. JEPSON	Agent Change Date	07/14/2014
Agent Street Address	21020 N RAND RD STE C	Principal Office	21020 N. RAND ROAD, SUITE C-4 DEER PARK, IL 600470000
Agent City	LAKE ZURICH	Management Type	MGR View
Agent Zip	60047	Duration	PERPETUAL
Annual Report Filing Date	05/10/2016	For Year	2016
Series Name	(001) ACTIVE - THE ILALIAN CAFE, LLC SERIES A (002) ACTIVE - THE ITALIAN CAFE, LLC SERIES B (003) ACTIVE - THE ITALIAN CAFE, LLC SERIES C		

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LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

THE ITALIAN CAFE, LLC

AN ILLINOIS LIMITED LIABILITY COMPANY

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT of

THE ITALIAN CAFE, LLC

an Illinois Limited Liability Company authorized to form series ("the Company"), is entered into and shall be effective as of July 14, 2014, by and among the Company and each of the Members of the Company executing this Limited Liability Company Operating Agreement ("Agreement").

For and in consideration of the mutual convenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement, made pursuant to the *Illinois Compiled Statutes Annotated, Chapter 805. Business Organizations Law, cited as the Limited Liability Company Act; 805 ILCS Section 180/1-1 et seq.,* as amended from time to time (the "Law" or "Act") do hereby agree to the terms and conditions of this Agreement. The Members hereby agree that each Member shall be entitled to rely on the provisions of this Agreement, and that no Member shall be liable to the Company or to any other Member or Members for any action or refusal to act taken in good faith reliance on the terms of this Agreement. The Members and the Company do hereby agree that the duties and obligations imposed on the Members of the Company as set forth in this Agreement, are intended to govern the relationship among the Company and the Members, notwithstanding any provision of any common, federal or state law or regulation to the contrary. Each Member agrees to be bound by all the terms and conditions of this Agreement and the formation certificates or Articles of Organization. This Operating Agreement shall be subject to the Limited Liability Company Act.

Each Member acknowledges that the interests in the Company have not been registered under the Securities Act of 1933 or the laws of Illinois governing the sale of securities, or the securities laws of any other state, because the Company is issuing interests in reliance upon the exemption from the registration requirements of such laws providing for non-public offerings. The Company has relied upon representations of the Members that each is acquiring the interest for investment purposes and not resale or to distribute to others. Each Member has been furnished all information regarding the interests and warrant and represent that the Member has the experience and sophistication as an investor adequate for evaluation of the merits and risks of investment in the Company.

1

ARTICLE I

Definitions

SECTION 1.1. For purposes of this Operating Agreement, and unless the context indicates otherwise, the word or words set forth below and in other provisions hereof within quotation marks shall be deemed to have the meaning set forth below or in such provision:

A. "Additional Member" – a Member, other than the Initial Member, who has acquired a Membership Interest from the Company.

B. "Articles" – the formation documents and Certificates filed with the Secretary of State.

C. "Assignee" – the transferee of a Member's Membership Rights.

D. "Admission Agreement" – the Agreement between an Additional Member and the Company as described in this Agreement.

E. "Bankrupt Member" – a Member who has filed a petition commencing a voluntary case under the Bankruptcy Code; a general assignment by a Member for the benefit of creditors; an admission in writing by a Member of his or her inability to pay his or her debts as they become due, the filing by a Member of any petition or answer in any proceeding seeking for himself or herself, or consenting to, or acquiescing in, any insolvency, receivership, composition, readjustment, liquidation, dissolution, or similar relief under any present or future statute, law, or regulation, or the filing by a Member of an answer or other pleading admitting or failing to deny, or to contest, the material allegations of the petition filed against him or her in any such proceeding; the seeking or consenting to , or acquiescence by a Member in, the appointment of any trustee, receiver or liquidator of him or her, or any part of his or her case under the Bankruptcy Code, or a proceeding under any receivership, composition, readjustment, liquidation, insolvency, dissolution, or like law or statute, which case or proceeding is not dismissed or vacated within 60 days.

F. "Certificate" – the Articles of Organization as properly adopted and amended from time to time by the Members and other documents filed with the Secretary of State.

G. "Dissolution" – those events of dissolution set forth herein and (1) In the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee); (2) in the case of a Member that is a partnership, the dissolution and commencement of winding up of the partnership; (3) in the case of a Member that is a corporation, the filing of a Certificate of Dissolution, or its equivalent, for the corporation or its equivalent, for the limited liability Company, or the involuntary dissolution by a non-appealable order of a court; or (4) in the case of an estate, the distribution by the fiduciary of the estate's entire Membership Interest.

H. "Initial Members" – those persons identified on Schedule A attached hereto and made a part hereof by this reference who have executed this Agreement.

I. "Member" – each of the persons signatory hereto either by signing this Agreement or agreeing to be obligated by the terms of this Agreement and any other person or persons who may subsequently be designated as a Member of this Company pursuant to the terms of this Agreement.

J. "Membership Interest" – the share of profits and losses, gains, deductions, credits, cash, assets, and other distributions (liquidations and otherwise) and allocations of a Member or, in the case of an Assignee, the rights of the assigning Member.

K. "Membership Rights" – the rights of a Member which are comprised of a Member's (1) Membership Interest, and may or may not be comprised of a Member's right to (2) vote and (3) participate in the management of the Company, if so specified herein.

L. "Notice" – Notice shall be in writing as set forth herein.

M. "Person" – an individual, business entity, business trust, estate, trust, association, joint venture, government, governmental subdivision or agency or any other legal or commercial entity.

N. "Resignation" – the decision or determination of a Member to no longer continue as a Member.

O. "Retirement" – the withdrawal of a Member or Manager from the Company upon such times and events as are provided in this Agreement which will permit withdrawal of a Member without violating or breaching the terms of the Agreement.

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ARTICLE II

Organization of the Company

SECTION 2.1. BUSINESS OF THE COMPANY.

The Company may engage in any lawful business for which limited liability companies may be organized in the State of Illinois, or the laws of any jurisdiction in which the Company may do business. The Company shall have the authority and power to do all things necessary or convenient to accomplish its purpose and operate the business as described herein. The terms of this Agreement and the laws of the State of Illinois shall govern the operation of this Company. An additional purpose of this LLC is to invest in, build out, lease and operate, restaurants, bars and video gaming machines.

This LLC may establish and designate one or more series pursuant to Article 37 of the Act (each a "Series"). The name of each Series shall begin with "The Italian Cafe, LLC Series" and then contain a letter of the alphabet in sequential order for each particular Series beginning with the letter "A".

Pursuant to Article 37 of the Act, the debts, liabilities and obligations incurred, contracted for, or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof. Unless otherwise provided in this Operating Agreement or the Operating Agreement of such series, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to this Limited Liability Company generally or any other series thereof shall be enforceable against the assets of such series.

For each new Series designated, the Company shall file a Certificate of Designation with the Illinois Secretary of State. Each Series shall maintain distinct books and records separate from the Company or any other Series. The assets of each Series shall be held and accounted for separately from the assets of the Company or any other Series.

Each Series shall have its own rights, powers, duties, members, managers, operating agreement, assets, liabilities and capital. It is anticipated that additional Series shall be created in the future.

SECTION 2.2. COMPANY NAME

The Company name shall be as set forth above. The Members shall be Members in the Company and shall continue to do business under the name, as permitted by law, until the name of the Company or the Company shall terminate.

SECTION 2.3. PRINCIPAL OFFICE.

The principal office of the Company shall be located in the state of Illinois at 21020 N. Rand Road, Suite C-4, Deer Park, Illinois 60047 or such other place or places as the Managers may determine. The Managers will give notice to the Members promptly after any change in the location of the principal office of the Company.

SECTION 2.4. REGISTERED AGENT FOR SERVICE OF PROCESS.

There must be at least one registered agent for the service of process for the Company and the registered office shall be that Person and location set forth in the Articles or Certificate as filed in the office of the Secretary of State. The Members or Managers, may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Members or Managers shall promptly designate a replacement registered agent or file a notice of change of address as the case may be. If the Members shall fail to designate a replacement registered agent or change of address of the registered office, any Member or Manager may designate a replacement registered agent or file a notice of change of address.

SECTION 2.5. DURATION.

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The Company is formed as of the date when the Articles become effective and will continue to exist in perpetuity or until such time as set forth in the Articles. The Company shall dissolve and its affairs should be wound up in accordance with the Act and this Agreement, except that the Company may terminate prior to such date as provided in this Agreement.

SECTION 2.6. TAX STATUS.

The Company shall be treated as partnership for federal and Illinois tax purposes unless classified otherwise for federal income tax purposes. If so otherwise classified for federal tax purposes, the Company shall be classified in the same manner for Illinois tax purposes. Capital accounts of the Company shall be maintained in accordance and consistent with the United States Internal Revenue Code § 704 and the regulations thereunder, as amended from time to time.

SECTION 2.7. FISCAL YEAR

The fiscal and tax year for the Company shall be the calendar year ending on December 31 of each year.

ARTICLE III

Members

SECTION 3.1. NUMBER OF MEMBERS.

There shall be at least one Member

SECTION 3.2. ORIGINAL MEMBERS.

The original Members of the Company shall be those persons who have signed this Agreement and are admitted as a Member of the Company upon the later occurrence of either (a) the formation of the Company or (b) the time provided in and upon compliance with the Articles or this written Agreement. If neither so provides, then (c) a person is admitted as a Member when their admission is reflected in the records of the Company.

SECTION 3.3. ADDITIONAL MEMBERS.

Subsequent to formation, a person acquiring an interest directly from the Company is admitted as a Member (an "Additional Member") at the time provided in and upon compliance with the Articles and any written agreement. If neither should so provide, then such Additional Member is admitted upon the consent of all Members and when the person's admission is reflected in the records of the Company. Any additional Members shall be reflected on Schedule A, at which time they shall become Members of record.

SECTION 3.4. MEETINGS OF MEMBERS.

All meetings of the Members shall be held at such place within or without the State of Illinois as shall be designated from time to time by the Members or Managers and stated in the notice of the meeting.

SECTION 3.5. ANNUAL MEETING.

The annual meeting of the Members shall be held on the first Monday in the month of March in each year beginning with the year in which the Company was organized, at the hour of 11 o'clock in the A.M., for the purpose of electing Managers and if necessary, Officers, and for the transaction of other business as may come before the meeting. If the day fixed for such meeting is a legal holiday in the State of Illinois, such meeting shall be held on the next succeeding business day. If such election shall not be held on the day designated herein for any annual meeting, or at any adjournment thereof, the Members shall cause the election to be held at a special meeting of Members as soon thereafter as such meeting may be convenient.

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SECTION 3.6.SPECIAL MEETING.

A special meeting to conduct the business of the Company may be called at any time by any Manager of the Company upon at least two (2) days' notice. Upon at least two (2) days' notice, a special meeting may be called by twenty-five (25) percent of the Members of the Company, or by any Members owning at least twenty-five (25) percent of the Members' interest in the Company.

SECTION 3.7. NOTICE OF MEETING.

Written or electronic notice stating the date, time and place of the meeting and, in the case of a special meeting, purpose for which the meeting is called, shall be delivered not less than two (2) days prior to the meeting if communicated personally or five (5) days if communicated by mail, nor more than sixty (60) days before the date of the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the Unit States mail with postage prepaid, addressed to the Member at the address appearing on the records of the Company.

SECTION 3.8. WAIVER OF MEETING.

Written waiver of notice of the meeting, signed by the Member entitled to the notice or attendance at the meeting waives any objection to the lack of notice or defective notice, unless attendance at the meeting was solely for the purpose of objecting to the meeting.

SECTION 3.9. QUORUM.

Except as otherwise provided by law, the Articles of Organization or this Agreement, the holders of a majority of the interests issues, outstanding and entitled to vote thereafter, present in person or represented by proxy, shall constitute a quorum at all meetings of the Members for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the Members, the Members entitled to vote present in person or represented by proxy, shall have the power to adjourn the meeting, until a quorum shall be present or represented. Such adjourned meeting at which a quorum shall be present or represented, shall constitute the meeting as originally notified.

SECTION 3.10. VOTE.

When a quorum is present at any meeting, the vote of the holders of a majority of the interests having voting power present, in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Act, law or the Articles of Organization, a different vote is required in which case such express provision shall govern and control the decision of such question.

SECTION 3.11. MEMBER'S VOTING RIGHTS.

Unless stated otherwise by law, the Articles or this Agreement, each Member shall be entitled to one vote weighted in proportion to the Member's respective per capita interest in the Company as reflected in Schedule A hereto, as amended from time to time. For purposes of this Agreement, the term "majority of the Members" shall mean the majority of the ownership interest percentage of the Company as determined by the records of the Company on the date of the action.

SECTION 3.12. MEMBERS ONLY POWERS.

Notwithstanding any other provisions contained in the Articles or this Agreement, only a majority of the Members may authorize the managers to bind the Company in the following actions:

> The sale of all or substantially all of the assets of the Company, binding the Company to any lease, contract or other obligation in excess of $10,000, or the sale of any Membership interest by the Company.

SECTION 3.13. MEMBER WITHDRAWAL.

Each Member shall be entitled to withdraw by giving at least six months prior written notice to the other Members of the Company at their respective addresses as shown on the Company's books and records. Such withdrawal shall not relieve the Member of any obligations to the Company.

SECTION 3.14. EVENTS OF WITHDRAWAL.

A person shall cease to be a Member of the Company upon the occurrence of any of the following events:

   (a) such person withdraws;
   (b) such person resigns;
   (c) such person becomes a Bankrupt Member
   (d) such person dies;
   (e) such person is adjudicated incompetent to manage his or her person or property;
   (f) such person is a trustee and the trust is terminated (not merely the substitution of a new trustee); or
   (g) such person is an estate, Company, partnership or other limited liability company that is dissolved or wound up.

SECTION 3.15. EXPULSION OF A MEMBER.

A member may be expelled by unanimous vote of the other members under Section 35-45 of the Limited Liability Company Law.

ARTICLE IV

Management of the Company

SECTION 4.1. MANAGEMENT.

The business and affairs of the Company shall be managed by or under the direction of the Members pursuant to the authority granted by the law of Illinois. The Members have elected to manage the Company as follows:

   The Members hereby delegate the management of the Company to Managers and referred to as appointed "Manager(s)," subject to provisions and limitations contained in the Articles or this Agreement. The Managers shall be selected as provided herein.

ARTICLE V

Managers

SECTION 5.1. APPOINTED MANAGERS.

This Agreement provides for management by appointed Managers. Such persons shall have the right and authority to manage the business and affairs of the Company subject to limitations placed in the Articles or by written Agreement. Unless otherwise provided, such persons shall be designated, appointed, elected, removed or replaced by the approval of the majority vote of the Members. Christy J. Jepson and Ranulfo S. Vizcarra are hereby appointed managers to serve until the next election of Managers by the Members. If more than one manager is appointed, either Manager is authorized to act without the other, unless otherwise designated by the Members. No manager shall take any action described in Section 3.12 without first obtaining authorization from the majority of the Members.

SECTION 5.2. QUALIFICATION OF MANAGERS.

Managers need not be Members of the Company or natural persons. A Manager who is both a Member and a Manager has the rights and powers of both a Member and a Manager, subject to any restrictions and limitations placed in the Articles or this written Agreement.

SECTION 5.3. INFORMATION TO MEMBERS.

The Managers shall provide reports at least annually to the Members at such time and in such manner as the Managers may determine reasonable. The Managers shall provide all Members with those information returns required by the Internal Revenue Code and the laws of the State of Illinois or any other state having jurisdiction over this Company.

SECTION 5.4. NUMBER OF MANAGERS.
The number of Managers of the Company shall be set by the Members.

SECTION 5.5. TERM OF MANAGERS.
Each Manager shall hold office until:
- (a) the next annual meeting of Members or until his/her successor shall have been elected and qualified;
- (b) the resignation of such Manager from the Company;
- (c) removal of such Manager by the Members of the Company in the manner set forth in this Agreement.

SECTION 5.6. DUTY OF MANAGER.
A Manager of the Company shall perform his/her duties as a Manager, including his/her duties as a member of any Committee upon which he/she may serve, in good faith and that are necessary and convenient to carry out the business and affairs of the Company, in a manner he/she reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his/her duties, a Manager shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in paragraphs (a), (b), and (c) of this Section. But he/she shall not be considered to be acting in good faith if he/she has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his/her duties shall not have any liability by reason of being or having been a Manager of the Company. Those persons and groups whose information, opinions, reports and statements a Manager is entitled to rely upon are:

- (a) One or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;
- (b) Counsel, public accountants, or other persons as to matters which the Manager reasonably believes to be within such persons' professional or expert competence; and
- (c) A Committee appointed by the Managers upon which he/she does not serve, duly designated in accordance with the provision of this Agreement, as to matters within its designated authority, which Committee the Manager reasonably believes to merit confidence.

SECTION 5.7. RESIGNATION OF MANAGER.
Any Manager may resign at any time by giving written notice to the Company. The resignation of such manager shall take effect upon the receipt thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance, of such resignation shall not be necessary to make it effective. When one or more Managers shall resign, effective at a future date, a majority of the Managers then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

SECTION 5.8. REMOVAL OF MANAGER.
Any manager may be removed from office at any time with or without cause by a vote of Members then entitled to vote at an election of Managers.

SECTION 5.9. VACANCY IN MANAGER.
Any vacancy occurring in the Managers may be filled by the affirmative vote of a majority of the remaining Managers entitled to vote though less than a quorum of the Managers. A Manager elected to fill a vacancy shall be elected for the unexpired term of his/her predecessor in office. Any Manager position to be filled by reason of an increase in the number of Managers may be filled by election by the Managers for a term of office continuing only until the next election of Managers by the Members.

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SECTION 5.10. AUTHORITY OF MANAGERS.

All other Managers, if any, shall have such authority and shall perform such duties as may be specified from time to time by the Members.

SECTION 5.11. COMMITTEE OF MANAGERS.

The Managers may designate two or more managers to constitute a Committee(s) ("Committee"), any of which shall have such authority in the management of the Company as the Managers shall so designate.

SECTION 5.12. LOANS.

No loans shall be contracted on behalf of the Company and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Managers. Such authority may be general or confined to specific instances.

SECTION 5.13. CONTRACTS.

A. No contract or transaction between the Company and one or more of its Managers, or between the Company and any other Limited Liability Company, partnership, association, or other organization in which one or more of its Managers are Managers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Manager is present at or participates in the meeting of the Managers, or Committee thereof which authorizes the contract or transaction, or solely because their votes are counted for such purpose, if:

1. the material facts as his/her relationship or interest and as to the contract or transaction are disclosed or are known to the Managers or the Committee, and the Manager or Committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Managers, even though the disinterested Managers be less than a quorum; or

2. the material facts as to his/her relationship, interest and as to the contract or transaction are disclosed or are known to the Members entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Members; or

3. the contract or transaction is fair for the Company as of the time it is authorized, approved or ratified, by the Managers, a Committee thereof, or the Members.

B. Common or interested Managers may be counted in determining the presence of a quorum at a meeting of the Managers or a Committee which authorizes the contract or transaction.

SECTION 5.14. MANAGERS MEETINGS.

The Managers of the Company may hold meetings, both regular and special, either within or without the State of Illinois.

SECTION 5.15. ANNUAL MEETING OF MANAGERS.

Annual meetings of newly elected Manager(s) shall be held after the meeting of Members, and notice of such meeting shall not be necessary to the newly elected Managers in order to hold a valid meeting, so long as a quorum shall be present. In the event of the failure of the Members to fix the time or place of such first meeting of the newly elected Managers, or in the event such meeting is not held at the time and place so fixed by the Members, the meeting may be held at such time and place as shall be specified in a notice given as provided for in this Agreement, or as shall be specified in a written waiver signed by all of the Managers.

SECTION 5.16. MANAGERS MEETINGS.

Regular meetings of the Managers may be held within or without the state of Illinois with at least two (2) days' notice of any such meeting given by the Manager or Members calling the meeting, unless it is a regularly scheduled meeting. Such meeting shall be held with either written or in-person notice, unless oral notice is reasonable under the circumstances. Written notice shall be sufficient when given by telephone, telegraph, teletype

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or other form of wireless communication, or by mail or private carrier. If such forms of written notice are impracticable, notice may be communicated by a newspaper of general circulation in the area where published or by radio, television, or other form of broadcast communication.

SECTION 5.17. QUORUM AND VOTE AT MANAGERS MEETINGS.

At all meetings of the Managers, a majority of the Managers shall constitute a quorum for the transaction of business. However, in order for a Manager to vote, such Manager must also be a Member of the Company. If a quorum shall not be present at any meeting of the Managers, the Managers present thereafter may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Each Manager shall have one vote, unless otherwise provided in this Agreement.

SECTION 5.18. DELEGATION OF MANAGER DUTIES.

The Members may from time to time delegate the powers or duties of any Manager of the Company, in the event of his absence or failure to act otherwise, to any other Manager or Member or Person whom they may select.

SECTION 5.19. COMPENSATION OF MANAGER.

The compensation of each manager shall be such as the Members may from time to time determine. The Managers may be paid their expenses, if any, of attendance at each meeting of the Managers and may be paid a fixed sum for attendance at each meeting of the Managers or a stated salary as Manager. No such payment shall preclude any Manager from serving the Company in any other capacity and receiving compensation therefrom. Members of special or standing Committees may be allowed like compensation for attending Committee meetings.

ARTICLE VI

Officers

SECTION 6.1. OFFICERS AND RELATED PROVISIONS.

In the event the Members elect to manage the Company directly without appointing a manager, the Members shall elect and appoint officers for the Company who shall act in the name of the under the direction and management of the Members pursuant to this written Agreement. In the event that the Managers shall elect and appoint officers. The officers of the Company shall include a President, one or more Vice Presidents (the number shall be determined by the Members or Managers), a Secretary and a Treasurer, each of whom shall be elected and appointed by the Members or Managers. Any two or more offices of the Company may be held by the same person.

SECTION 6.2. ELECTION AND TERM OF OFFICE.

The officers of the Company shall be elected by a majority vote of the Members or Managers annually at the first meeting of the Members or as soon thereafter as is convenient, or by the Managers, as the case may be under this Agreement. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or resignation or removal in the manner hereinafter provided. Such appointment to a position as officer of the Company does not, in and of itself, create contract rights on the part of the officer of the Company.

SECTION 6.3. REMOVAL OF OFFICERS.

Any officer or agent appointed by the Members may be removed by the Members whenever, in their judgment, the best interest of the Company would be served thereby, but such removal shall be without the contract rights, if any, of the person or entity so removed. Any officer or agent appointed by Managers may be removed by the Managers.

SECTION 6.4. VACANCIES.

In the event of any vacancy in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Members or Managers for the unexpired portion of the term and until the successor shall have been chosen and qualified.

SECTION 6.5. THE PRESIDENT.

The President shall be the principal executive officer of the Company and, subject to the control of the Members or Manager, shall in general supervise and control all the business and affairs of the Company. He shall preside at all meetings of the Members or Managers. He may sign, with the Secretary or any other proper officer of the Company thereunto authorized by the Members or Managers, any deed, mortgages, bonds, contracts, or other instruments which the Members or Managers have authorized to be executed, except in cases where the execution thereof shall be expressly delegated by the Members or by this written Agreement to some other officer or agent of the Company, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Members or Managers from time to time.

SECTION 6.6. THE VICE PRESIDENT.

In the absence of the President or in the event of his death, inability or refusal to act, the Vice President (or in the event there by more than one vice president, the vice presidents in the order designated at the time of their election) shall perform the duties of the President. When so acting, such vice president shall have all the powers of and be subject to any and all restrictions placed upon the President. Any Vice President shall perform such other duties as from time to time may be assigned by the President or by the Members or Managers.

SECTION 6.7. THE SECRETARY.

The Secretary shall: (a) keep the minutes of the Members' and Managers' meetings in one or more books provided for that purpose; (b) see that all notices are fully given in accordance with the provisions of this Agreement or as required by law; (c) be a custodian of the records of the Company; (d) keep a register of the post office address of each Member which shall be furnished to the Secretary by each Member; (e) certify the Members' resolutions and other documents of the Company as true and correct; and (f) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned by the President or by the Members or Managers, as the case may be.

SECTION 6.8. THE TREASURER.

The Treasurer shall be the chief financial officer of the Company and shall have charge and custody of and be responsible for all funds and securities of the Company and shall keep regular books of all receipts and disbursements of the Company, and in general shall perform such other duties as may be assigned to him by the President or by the Members or Managers. The Treasurer shall disburse out of the funds of the Company payment of such just demands against the Company as may from time to time be authorized by the Members or Managers. The Treasurer shall sign or countersign all checks, notes and such other instruments or obligations as require his signature, and shall perform all duties incident to his office, or that are properly required of him by the President or Members or Managers, provided however, that by resolution of authority and responsibility for the signing of check, notes, and other obligations may be assigned to either the President or Treasurer or other such officer or officers as the Members or Managers may designate from time to time.

SECTION 6.9. COMPENSATION.

The salaries of the principal officers shall be fixed from time to time by the Members or Managers. No officer shall be prevented from receiving his salary by reason of the fact that he is also a Member or Manager of the Company.

SECTION 6.10. INDEMNIFICATION OF MEMBERS, MANAGERS AND OFFICERS, AGENTS AND EMPLOYEES.

A Member, Manager, or Officer, agent, employee or former Member, Manager, Officer or other person acting on behalf of the Company ("the Indemnified Party") shall have no liability to the Company or to any other Member, Manager, or Officer for this or her good faith reliance on the provision of this Agreement including, without any limitation, provisions that relate to the scope of duties, including the fiduciary duties, of Members, Managers, and Officers. Subject to such standards and restrictions as set forth in Articles and this Agreement, the

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Company shall indemnify any and all its Members, Managers, Officers, or any persons, or such persons testate or intestate, who may have served at its request, or by its election or by its appointment as a Member, Manager, or Officer, against expenses, including attorney's fees, actually and necessarily incurred by them in connection with the defense or settlement of any action, suit, or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Members, Managers, or Officers of the Company, except in relation to matters as to which any such Member, Manager, or Officer, either current or former, or personal shall be adjudged in such action, suit or proceeding to be liable for willful misconduct in the performance of duty and to such matters as shall be settled by agreement predicated on the existence of such liability as set forth therein, and may advance such expenses, all in accord with the law of Illinois. The indemnification provided hereby shall not be deemed exclusive under any agreement or otherwise, as both to action in his official capacity and as to action in another capacity while holding such office. The Company may purchase and maintain insurance on behalf of any Member, Manager, Officer against any liability asserted against and incurred by them to the extent the Company would have the power to indemnify them against such liability under the provision of this Agreement and the law of Illinois. Notwithstanding a written agreement to the contrary, no Member shall be personally liable to the Company or any other Member for damages of any breach of duty in such capacity, provided that such liability shall not be limited if a judgement or other final adjudication adverse to such Member establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained, in fact, a financial profit or other advantage to which he was not legally entitled or that his acts violated Illinois law regarding indemnification, or is for any act which is an intentional violation of criminal law.

ARTICLE VII

Capital

SECTION 7.1. CAPITAL CONTRIBUTIONS.
The Members have contributed to the Company in exchange for their membership interest the cash, services and other property as set forth in Schedule A, annexed hereto.

SECTION 7.2. VALUE OF CAPITAL CONTRIBUTIONS.
The fair market value and the adjusted basis of the contributing Member of any property, other than cash, contributed to the Company by a Member shall be set forth on Schedule A, annexed hereto.

SECTION 7.3. ADDITIONAL CAPITAL CONTRIBUTIONS.
Except as expressly provided in this Agreement, no Member shall be required to make any additional contributions to the capital of the Company.

SECTION 7.4. NO INTEREST.
No interest shall be paid on the Capital Account of any Member.

SECTION 7.5. CAPITAL ACCOUNTS.
An individual capital account shall be established and maintained for each Member of the Company ("Capital Account"). The Capital Account of each Member shall consist of his or her original capital contribution, increased by (a) additional capital contributions made by him or her, and (b) his or her share of the Company's gains and profits, and decreased by (i) distributions of such profits and capital to him or her, and (ii) his or her share of Company losses.

SECTION 7.6. OBLIGATION OF MEMBER.
Each Member is obligated to the Company to perform any promise contained in this Agreement to contribute cash or property or perform services, even if he or she is unable to perform because of death, disability, or any other reason. The obligation of a Member to make a contribution to the Company may be compromised only by a written consent signed by all the Members of the Company. Each Member has agreed to contribute $500.00 of capital to the Company upon execution of this Operating Agreement and M2K, LLC has agreed to contribute $150,000.00 to the Company as additional capital by January 14, 2015. M2K, LLC has agreed to loan

Profits and Losses

SECTION 9.1. PROFIT AND LOSS DEFINED.

The "Net Profits and Net Losses" of the Company shall be the net profits and net losses of the Company as determined for Federal income tax purposes.

SECTION 9.2. DISTRIBUTION OF PROFITS AND LOSSES.

The Net Profits and Net Losses of the Company and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be allo ated to the Members in the same proportions that they share in distributions as set forth in this Agreement. A Member shall not be compelled to accept a distribution of any asset in kind to the extent that the percentage of the asset distributed to the Member exceeds the Members Percentage.

SECTION 9.3. MEMBER'S DISTRIBUTIVE SHARE.

For purposes of Sections 702 and 704 of the Internal Revenue Code of 1986, or the corresponding provisions of any future federal internal revenue law, or any similar tax law of this state or jurisdiction, the determination of each Member's distributive share of all items of income, gain, loss, deduction, credit or allowance of the Company for any period or year, shall be made in accordance with, and in proportion to, such Member's percentage of the total Membership Interest of all Members as it may then exist. The Net Profits and Net Losses of the Company and each item of income gain/loss deduction or credit entering into the computation thereof, shall be allocated to the Members in the same proportions that they share in distributions pursuant to Section 6.1.

SECTION 9.4. MEMBER'S OBLIGATION TO RETURN DISTRIBUTION.

A. If, at any time, a Member receives in distribution the return of any part of his contribution without violation of law, the Articles of Organization of this Company or this Agreement, such Member is liable to this Company for a period of one (1) year after receipt of such contribution, for the amount of such returned contribution, but only to the extent necessary to discharge the Company's liabilities to creditors who extended credit to the Company during the period the contribution was held by the Company.

B. In the event that a return of any part of a Member's contribution is made in violation of the law, the Articles of Incorporation of this Company, such Member is liable to this Company for a period of six (6) years after the receipt of such contribution, for the amount wrongfully returned.

ARTICLE X

Admission and Withdrawal of a Member; Transfer of Member's Interest

SECTION 10.1. SALE OF MEMBER'S INTEREST, AND RIGHT OF FIRST REFUSAL.

A Member who wishes to sell his Member's Interest in the Company in whole or in part (the "selling Member") shall:

(1) give written notice to the Company of his intent and give first offer of his interest to the Company. The Company shall then have the option to purchase the interest at the price ("Set Price"), if any, as provided in the Articles or this Agreement, and if none is so provided at the price requested by the selling Member, which price shall not exceed any bonafide price offered to the selling Member by any bonafide third party. Such decision by the majority of remaining Members or Managers (not to include the selling Member or Manager), of the Company will be communicated in writing to the selling Member within thirty (3) days from receipt of this Member's written notice of request to sell. If the Company's decision is to purchase the interest, the purchase price will be paid in cash and the closing will take place within ninety (90) days of the notification to the selling Member.

(2) If the Company decides not to purchase the offered selling Member's Interest in whole or in part, then the other Members shall have the option of purchasing the offered Member's Interest at the Set Price, if any, on a pro rata basis based upon the remaining Member's percentage ownership interest in the Company. Should a Member choose not to purchase his proportional share of the offered interest, the other Members shall have the

option of purchasing this share on a pro rata basis. After written notice from the selling Member, Members shall have thirty (30) days to provide notice to the selling Member of their intention to purchase. The purchase price will be paid in cash and closing will take place within ninety (90) days of notice to the selling Member or upon such terms agreed by the Company and selling Member.

(3) If neither (1) or (2) or applicable, the selling Member may sell his share interest to a non-member. A non-member purchaser of a Member's Company interest cannot exercise any rights or receive any benefits of a Member unless a majority of the other Members consent to his becoming an Additional Member upon such terms as are set forth in an Admission Agreement. However, a non-member purchaser of a selling Member's Interest will be entitled to share, to the extent of such selling Member's percentage interest, in any distribution, allocation or profits, losses, deductions, allocation credits or any similar item in the percentage to which the selling Member Interest sold to him would have been entitled. A non-member purchaser, by his purchase, agrees to be subject to all the terms of the Articles and this Agreement as if he were a Member, including any calls for capital contribution.

SECTION 10.2. ASSIGNMENT OF MEMBER'S INTEREST.
A Member may assign his Company interest, in whole or in part, only upon the unanimous approval of the Members. Such an assignment entitles the Assignee to share in the profits and losses and to receive distributions to which the assignor was entitled, to the extent of the interest assigned. Such an approved assignment does not dissolve the Company or entitle the Assignee to become a Member or to exercise rights of a Member in the Company until he may be admitted as a Member. A Member who assigns his entire interest ceases to be a Member or to have the power to exercise any rights of a Member once all the Assignees become Additional Members, subject to the other Member's right to remove the assignor Member earlier pursuant to this Agreement. A pledge of, grant of security in, lien against, or other encumbrance in or against any or all of a Member's Company interest is not an assignment of this interest and shall neither cause the Member to cease to be a Member nor to cease to have the power to exercise any rights or powers of a Member.

SECTION 10.3. COSTS OF SALE, ASSIGNMENT, ETC. OF MEMBER'S INTEREST.
All costs and expenses incurred by the Company in connection with the transactions set forth in this Section or any similar transaction(s) on erning a Member's Interest, including any costs for disbursement, publishing, counsel fees, shall be paid or assessed against such Member's Interest.

SECTION 10.4. ADDITIONAL MEMBERS.
The Members may admit Additional Members and determine the Capital Contributions of such Members as set forth in this Agreement and the Admission Agreement to be entered into between the Additional Member and the Company; provided, however, if the Admission Agreement or this Agreement so provides, that each Member consents in writing to the addition of such Additional Member.

SECTION 10.5. AGREEMENT BINDING ON ALL MEMBERS.
Each person who becomes a Member or Additional Member in the Company, shall and does hereby ratify and agrees to be bound by the terms and conditions of this Agreement.

ARTICLE XI

Merger with Other Entities

SECTION 11.1. MERGER
Upon a majority vote of the Members and pursuant to any provisions in the Articles or this Agreement, the Company may enter into a lawful merger with or into one or more business entities. Such merger shall take place pursuant to a written plan of merger, agreed upon by the Members, setting forth the constituent business entity planning to merge and the name of the surviving business entity resulting from such merger, the terms and conditions of the merger and the manner and basis upon which the Members' interests will be converted. Subsequent to approval of such agreement, this merger plan may be abandoned upon the majority consent of the Members.

14

ARTICLE XII

Dissociation, Dissolution, Winding Up & Termination

SECTION 12.1. DISSOCIATION.

Notwithstanding contrary provisions in the Articles or this written Agreement, a Member's interest in the Company shall cease upon the occurrence of one or more the following events: (a) a Member submits a notice of withdrawal to the Company thirty (30) days prior to the withdrawal date; (b) a Member assigns his entire interest in the Company to a third party; (c) a Member's entire interest in the Company is purchased or redeemed by the Company; (d) a Member is Bankrupt; (e) upon the adjudication of the Member as incompetent to manage his or her person or affairs; or (f) upon the death of a Member. Dissociation of a Member does not entitle the Member to receive the fair value of his Company interest. A dissociated Member who retains an interest in the Company shall be entitled to continue to receive profits, losses, distributions, and allocations of income, gain, loss, deduction, credit or similar items to which he would have been entitled if still a Member. For any and all other purposes, including voting, a dissociated Member shall no longer be considered a Member and shall not be entitled to any rights or benefits of a Member.

SECTION 12.2. DISSOLUTION.

The Company shall be terminated prior to the date of expiration of the term if a term is set in the Articles, according to the law, or if:

    A. Each Member consents in writing that the Company should be terminated and dissolved; or

    B. The Company is dissolved pursuant to this Agreement.

SECTION 12.3. TERMINATION.

The Company shall be terminated:

A. When the Company has less than one member; or

B. If any Member

    1. Dies, withdraws, resigns, or expelled from the Company, or upon the occurrence of any other event which terminates the continued membership of a Member in the Company;

    2. Becomes Bankrupt; or

    3. A judgment is entered by a court of competent jurisdiction adjudicating him incompetent to manage his person or his property;

C. Unless, if there is at least one remaining Member, the business of the Company may be continued either (1) with the unanimous written consent of the remaining Members within ninety (90) days after the event causing termination of the Company, so long as such termination is not due to a judicial decree of dissolution, or (2) if under a right of the Company to continue as stated in the Company's Articles or this Agreement.

SECTION 12.4. LIQUIDATION AND WINDING UP.

Upon the termination and dissolution of the Company, a Person shall be elected to perform such liquidation by the written consent of the majority of the Members. Such Person shall apply and distribute the proceeds of such liquidation as follows:

    A. If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of the fair market value thereof, which shall be determined by an independent appraiser to be selected by the Company's independent public accountants. The amount by which the fair market value of any property to be distributed in kind to the Members exceeds or is less than the basis of such property, shall, to the extent not otherwise recognized by the Company, be taken into account in computing Net Profits or Net Losses (and shall be allocated among the Members in accordance with this Agreement) for purposes of crediting or charging the Capital Accounts of, and liquidating distributions to, the Members.

    B. All distributions upon liquidation of the Company shall first be distributed to creditors, including Members who are creditors, to the extent permitted by law in satisfaction of liabilities of the Company, whether by payment or establishment of reserves; then to each Member, in proportion to the amounts of their respective positive Capital Accounts, as such accounts have been adjusted in accordance with this Agreement (i) to reflect the Net Profit or Net Loss realized or incurred upon the sale of the Company's property or assets; (ii) to reflect all Net Profits or Net Losses with respect to the year of liquidation. No Member shall be liable to repay the negative amount of his Capital Account.

SECTION 12.5. LIQUIDATION STATEMENT TO MEMBERS.

Each of the Members shall be furnished with a statement, reviewed by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of the Company's liquidation. Upon completion of the liquidation, the Company shall execute and cause to be filed dissolution Certificates and any and all other documents necessary with respect to termination of the Company with the appropriate officials of the State of Illinois.

SECTION 12.6. JUDICIAL AND ADMINISTRATIVE DISSOLUTION.

Upon good cause shown, a Member or Members holding at least Fifty One (51) percent of the Member's Interest in the Company may apply to the court for judicial dissolution of the Company.

SECTION 12.7. REVOCATION OF DISSOLUTION.

The Company may revoke its Dissolution at any time prior to the expiration of 120 days following the effective date of filing dissolution documents with the appropriate State office. Revocation of Dissolution shall be authorized when each Member consents in writing to such action being taken by the Company. Such revocation of Dissolution becomes effective as of the date of the Company's dissolution being revoked and the Company shall resume carrying on its business as if dissolution never occurred.

ARTICLE XIII

Books and Reports

SECTION 13.1. BOOKS AND RECORDS; INSPECTION.

Accurate and complete books of account shall be kept by the Managers and entries promptly made therein, of all of the transactions of the Company, and such books of account shall be maintained at the principal office of the Company and shall be open at all times to the inspection and examination of the Managers and Members of the Company. The books shall be kept on the basis of accounting selected by the accountant regularly servicing the Company, and the fiscal year of the Company shall be the calendar year. A compilation, review, or audit of the Company, as shall be determined by the Managers in accordance with this Agreement, shall be made as of the closing of each fiscal year of the Company by the accountants who shall then be engaged by the Company.

SECTION 13.2. INSPECTION BY MEMBERS.

The Company shall maintain the books of account, and the following records at the principal office of the Company, subject to inspection and copying during ordinary business hours at the reasonable request and expense of any Member upon such Member's written request:
A. a current list of the full name and last known business and/or residential address of each Member, former Member and other holder of a member interest;
B. a copy of the Articles and all Certificates and amendments thereto of the Company, together with any executed powers of attorney pursuant to which any certificate was executed;
C. a copy of this Agreement, Admission Agreements and any amendments thereto;
D. a copy of the Company's federal, state and local income tax returns for the three most recent fiscal years;
E. the Company's financial statements for the three most recent fiscal years;
F. a writing setting forth:
    1. the amount of cash and/or property along with relevant statements as to the agreed value of the property and/or services contributed or agreed to be contributed by each Member;
    2. any agreed upon time or event causing the Members to make additional contributions to the Company;

16

3. any agreed upon events, other than those stated in this Agreement, the happening of which will cause the Company to be dissolved.

G. copies of records that would enable a member to determine the relative voting rights, if any, of the Members; and

H. such other information as may be specified in this Agreement, an Admission Agreement or otherwise agreed by all the Members or Managers from time to time.

ARTICLE XIV
Miscellaneous

SECTION 15.1. NOTICES.

Any notice or other communication under this Agreement shall be in writing and shall be considered given when mailed by registered or certified mail, return receipt requested, to the parties at the following addresses (or at such other address as a party shall have previously specified by notice to the others as the address to which notice shall be given to him):

A. If to the Company, to it or in care of any one or all the Managers at the address of the Company.
B. If to any one or all of the Managers, to them at the address of the Company.
C. If to any Member, to him at his address set forth on the books and records of the Company.

SECTION 15.2. WAIVER OF NOTICE.

Whenever a notice is required to be given under the provisions of the Act, the Articles or this Agreement, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

SECTION 15.3. COMPLETE AGREEMENT.

This Agreement and exhibits attached hereto and thereto set forth all (and are intended by all parties hereto to be an integration of all) of the promises, agreements, conditions, understandings, warranties and representations among the parties hereto with respect to the Company, and there are no promises, agreements, conditions, understandings, warranties, or representations, oral or written, express or implied, among them other than as set forth herein of all of the arrangements among the parties with respect to the Company and cannot be changed or terminated orally or in any manner other than by a written agreement executed by all of the Members. There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties relating to the subject matter of this Agreement which are not fully expressed in this Agreement.

SECTION 15.4. CONSTRUCTION OF THIS AGREEMENT.

This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party causing this Agreement to be drafted.

SECTION 15.5. EFFECT OF INVALIDITY.

Nothing contained in this Agreement shall be construed as requiring the commission of any act contrary to law. In the event there is any conflict between any provision of this Agreement and any statute, law, ordinance, or regulation contrary to which the Members or, the Company have no legal right to contract, the latter shall prevail. In such event, the provisions of this Agreement thus affected shall be curtailed and limited only to the extent necessary to conform with said requirement of law. In the event that any part, article, section, paragraph, or clause of this Agreement shall be held to be indefinite, invalid, or otherwise unenforceable, the entire Agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect.

SECTION 15.6. BINDING EFFECT.

This Agreement shall be binding upon, and inure to the benefit of all parties hereto, their personal and legal representatives guardians, successors, and assignors to the extent, but only to the extent, that assignment is provided for in accordance with, and permitted by, the provisions of this Agreement.

SECTION 15.7. GOVERNING LAW.

Irrespective of the place of execution or performance, this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois applicable to agreements made and to be performed in the State of Illinois.

SECTION 15.8. CAPTIONS, ETC.

The captions and table of contents in this Agreement are solely for convenience of reference and shall not affect its interpretation. The headings herein are inserted only as a matter of convenience and reference, and in no way define or describe the scope of the Agreement or the intent of any provisions thereof.

SECTION 15.9. GENDER NEUTRAL.

Throughout this Agreement, where such meanings would be appropriate (a) the masculine gender shall be deemed to include the feminine and the neuter, and vice versa, and (b) singular shall be deemed to include plural, and vice versa.

SECTION 15.10. TAX MATTERS.

The Members may make any tax elections for the Company allowed under the Internal Revenue Code or the tax laws of the State of Illinois, or other jurisdiction having taxing jurisdiction over the Company.

SECTION 15.11. EXECUTION.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which shall be deemed to constitute a single document.

IN WITNESS WHEREOF, the parties hereto, have executed this Agreement effective as of the day and year first above written.

Senior Homes, LLC

By: Margaret J. Brunnberg
Manager

M2K, LLC

By: ______________________
Manager

The Italian Café, LLC

By: ______________________
Manager

18

SCHEDULE A

LIST OF MEMBERS CAPITAL CONTRIBUTIONS, NAMES AND ADDRESSES:

Name and Address	Capital And Other Contributions	Percentage Interest
Senior Homes, LLC 21020 N. Rand Road Suite C-4 Deer Park, Illinois 60047	$500.00 plus the agreements with the pizza operators to sublease from the Company, the agreements with the terminal operator to provide gaming machines to the Company's sublessees, lease and sublease negotiations, development and construction.	50%
M2K, LLC 1090 Glencrest Drive Barrington, Illinois 60010	$500.00 upon execution of this operating agreement and contribution of additional Capital on January 14, 2015 in the amount of $150,000.00. Loan of $85,000.00 to the Company to be repaid with interest at the rate of 10% per annum on January 14, 2015 from the additional capital received by the Company on that date.	50%
Total		100%

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company, do hereby take the following action, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members.

The Italian Cafe, LLC (Company) Operating Agreement is hereby approved and executed by its Members on July 14, 2014. The Operating Agreement appoints and the Members do hereby nominate and elect Ranulfo S. Vizcarra and Christy J. Jepson as Managers to operate the Company. The Members ratify the managers execution and filing of the Articles of Organization of the Company with the Illinois Secretary of State to form the Company as an Illinois Limited Liability Company authorized to establish series. The Members hereby approve the form of the Articles of Organization and authorize the Managers to designate the first three series of the Company, Series A, Series B and Series C, by filing the designations with the Illinois Secretary of State.

The Company hereby authorizes the Managers to acquire S Cafe, LLC. Upon execution of a lease between The Italian Cafe, LLC Series C, as tenant, and Eurofresh Plaza, LLC, as landlord, for the restaurant property located at 154 W. Northwest Highway in Palatine, Illinois 60067 and a Sublease for the same property between The Italian Cafe, LLC Series C as Sublandlord and Luigi's Food & Pizza, LLC Series C as Subtenant, the Managers are authorized to accept a note bearing annual interest of ten percent (10%) from Luigi's Food & Pizza, LLC, Luigi's Food & Pizza, LLC Series C and Vince Pedone, a manager and member of both Luigi companies, and to loan Luigi's the funds necessary to remodel and open the restaurant in a manner and on terms acceptable to the Managers in an amount not to exceed $100,000.00. The Managers are also authorized to advance funds to The Italian Cafe, LLC Series C at ten percent (10%) annual interest in an amount that does not exceed $100,000.00 to equip and provide improvements to the restaurant.

The Managers are authorized to advance funds at an annual interest rate of ten percent (10%) to The Italian

EXHIBIT <u>C</u>

Cafe, LLC Series A and The Italian Cafe, LLC Series B in an amount that does not exceed $25,000 each to locate, negotiate and acquire a lease on restaurant properties to be opened by those Series.

The Members hereby authorize the Managers to borrow funds from the Members at the annual interest rate of ten percent (10%) per annum as needed by the Company to the extent available from the Members.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

July 14, 2014.

M2K, LLC:

By:

Senior Homes, LLC:

By: _Margaret J. Reunberg, Manager_

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company, do hereby take the following action, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

The Italian Cafe, LLC (Company) Operating Agreement was approved and executed by its Members on July 14, 2014. The Operating Agreement appoints and the Members have elect Ranulfo S. Vizcarra and Christy J. Jepson as Managers to operate the Company and execute and file the Articles of Organization of the Company with the Illinois Secretary of State to form the Company as an Illinois Limited Liability Company authorized to establish series. The Members have approved the form of the Articles of Organization and authorized the Managers to designate the first three series of the Company, Series A, Series B and Series C, by filing the designations with the Illinois Secretary of State.

The Members have authorized the Managers to acquire S Cafe, LLC. Upon execution of a lease between The Italian Cafe, LLC Series C, as tenant, and Eurofresh Plaza, LLC, as landlord, for the restaurant property located at 154 W. Northwest Highway in Palatine, Illinois 60067 and a Sublease for the same property between The Italian Cafe, LLC Series C as Sublandlord and Luigi's Food & Pizza, LLC Series C as Subtenant, the Members have authorized the Managers to accept a note bearing annual interest of ten percent (10%) from Luigi's Food & Pizza, LLC, Luigi's Food & Pizza, LLC Series C and Vince Pedone, a manager and member of both Luigi companies, and to loan Luigi's the funds necessary to remodel and open the restaurant in a manner and on terms acceptable to the Managers in an amount not to exceed $100,000.00. The Members also authorized the Managers to advance funds to The Italian Cafe, LLC Series C at ten percent (10%) annual interest in an amount that does not exceed $100,000.00 to equip and provide improvements to the restaurant. We have agreed as Managers to take all such actions so authorized on behalf of the Company.

The Members have authorized the Managers to advance funds at an annual interest rate of ten percent (10%) to The Italian Cafe, LLC Series A and The Italian Cafe, LLC Series B in an amount that does not exceed $25,000 each to locate, negotiate and acquire a lease on restaurant properties to be opened by those Series. The Managers agree to take such action.

The Members have authorized the Managers to borrow funds from the Members at the annual interest rate of ten percent (10%) per annum as needed by the Company to the extent available from the Members. The Managers agree to take such action if necessary.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

July 14, 2014.

_____
Ranulfo S. Vizcarra, Manager



_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members.

We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since its formation.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson

Ranulfo S. Vizcarra

The Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers are hereby authorized to file the Company federal and state income tax returns for 2014.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 2, 2015

M2K, LLC:



By: _____

Senior Homes, LLC:

By:  Margaret J. Runnberg, Manager

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the formation of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

We have reviewed the Company financial statements, financial condition and tax returns with the Members and the Members have authorized the Managers to file the 2014 federal and state tax returns. The Managers have agreed to file the tax returns.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 2, 2015.

_____
Ranulfo S. Vizcarra, Manager

_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members.

We hereby ratify and approve all of the actions taken by the Managers since the last annual meeting.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson

Ranulfo S. Vizcarra

The Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members and the Managers are hereby authorized to file the Company federal and state income tax returns for 2015.

The Members discussed and approved a Company Crowdfunding Raise of up to $1,000,000.00 under Title III of the JOBS Act to provide funds to advance to its designated series to open additional restaurants and bars with video gaming machines. The Managers are hereby authorized to locate an authorized portal, to negotiate and enter into agreements to accomplish the raise with the portal and other entities, such as Strecker, Jepson & Associates for all legal work, and the Company CPA for all required accounting work including a review of the Company financial statements as required to complete the raise. The Managers are authorized to provide such reviewed financial statements, disclosures and other material as required to accomplish the raise. The Managers are authorized to contract to make a website, video and description documents necessary to accomplish the raise.

No further matters being brought before the Members, a discussion of the general business affairs of

the Company was had and the meeting was adjourned.

March 7, 2016

M2K, LLC:

By:  _____

Senior Homes, LLC:

By: _Margaret J. Runnbreeg, Manager_

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company, do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify the actions of either Manager since the Company's last annual meeting.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

We have reviewed the Company financial statements, financial condition and tax returns with the Members and the Members have authorized the Managers to file the 2014 federal and state tax returns. The Managers have agreed to file the tax returns.

The Members discussed and approved a Company Crowdfunding Raise of up to $1,000,000.00 under Title III of the JOBS Act to provide funds to advance to its designated series to open additional restaurants and bars with video gaming machines. The Members authorized the Managers to locate an authorized portal, to negotiate and enter into agreements to accomplish the raise with the portal and other entities, such as Strecker, Jepson & Associates for all legal work, and the Company CPA for all required accounting work including a review of the Company financial statements as required to complete the raise. The Members authorized the Managers to provide such reviewed financial statements, disclosures and other material as required to accomplish the raise. The Managers were authorized by the Members to contract to make a website, video and description documents necessary to accomplish the raise. The Managers agree to

take such actions as are necessary as authorized to accomplish the crowdfunding raise.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 7, 2016.



Ranulfo S. Vizcarra, Manager

Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

Independent Accountant's Review Report

The Italian Café, LLC

MARK V. WILNEWIC, CPA

MARK V. WILNEWIC, CPA
900 GERALD AVENUE
SOUTH ELGIN, IL 60177
847-529-7375 mvwcpa@aol.com

Independent Accountants' Review Report

To The Members of
The Italian Café, LLC

We have reviewed the accompanying balance sheet of The Italian Café, LLC as of December 31, 2014 and 2015, and the related statements of operations, retained earnings and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Mark V. Wilnewic, CPA
License #065-021225
Expires September 30, 2018

June 8, 2016

The Italian Cafe, LLC
Balance Sheet
December 31

	2015	2014
ASSETS		
Cash on hand and in bank	$0	$202
Accounts Receivable (net) - Notes 3 and 6	87,586	80,710
Due from affilated companies - Note 6	113,048	100,581
Other Current Assets	0	0
Total Current Assets	**200,634**	**181,493**
Investments	63,160	0
Total Assets	**$263,794**	**$181,493**
LIABILITIES AND MEMBERS' EQUITY		
Accounts Payable and accrued expenses	0	0
Accrued Salary and payroll taxes	0	0
Accrued Interest Payable	0	0
Due to affiliated companies - Note 6	79,711	188,917
Total Current Liabilities	**79,711**	**188,917**
MEMBERS' EQUITY		
Member's Equity - Common	0	0
Capital Contribution	176,000	1,000
Distributions	0	0
Retained Earnings		
Balance, January 1	(8,424)	0
Net Income for the Year	16,507	(8,424)
Balance, December 31	8,083	(7,424)
Total Members' Equity	**184,083**	**(7,424)**
Total Liabilities and Members' Equity	**$263,794**	**$181,493**

The accompanying footnotes are an integral part of these financial statements

The Italian Cafe, LLC
Statement of Earnings
December 31

	2015	2014
Revenue:		
Interest Income	$19,269	$1,556
Investment Income	6,141	$0
Total Revenues	$25,410	$1,556
Expenses:		
Automobile Expenses	0.00	427
Bank Service Charges	20	110
Dues and Subscriptions	0	51
Equipment	0	423
Licenses and Permits	0	1,459
Meals and Entertainment	872	1,558
Miscellaneous	145	0
Office Supplies	32	396
Printing and Reproduction	17	76
Professional Fees	500	0
Telephone	99	0
Travel	116	36
Total Expenses	1,801	4,536
Net Ordinary Income (Loss)	23,609	(2,980)
Interest Expense	(7,102)	(5,444)
Net Income (Loss)	$16,507	($8,424)

The accompanying notes are an integral part of the financial statements

The Italian Cafe, LLC
Statement of Cash Flows
December 31

	2015	2014
OPERATING ACTIVITIES:		
Net Income (Loss)	$16,507	($8,424)
INVESTING ACTIVITIES:		
Decrease (Increase) in amount due from affilated companies - Note 5	(12,467)	(100,581)
Increase In Accounts Receivable	(6,877)	(80,710)
Net Cash from Investing Activities	($19,344)	($181,291)
FINANCING ACTIVITIES:		
Capital Contributions	175000	1,000
Increase (decrease) in amount due from affiliated companies - Note 5	(109,206)	188,917
Net Cash from Financing Activities	65,794	189,917
Net Cash Increase (Decrease)	($202)	$202
Beginning Cash Balance	202	0
Ending Cash Balance	$0	$202

The accompanying footnotes are an integral part of these financial statements

The Italian Café, LLC
Lake Zurich, IL
Notes To Balance Sheet
December 31, 2015 and 2014

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION, AND OTHER MATTERS

Organization – The Italian Café, LLC is a privately held limited liability company organized under the laws of Illinois to provide financing for restaurant / video gaming establishments.

Note 2 - INCOME TAXES

The company has been organized as a limited liability company and has elected to be treated as a partnership under the provisions of the Internal Revenue Code. As such, the partners are taxed on their proportionate share of the LLC's taxable income. Accordingly, no provision or liability for federal income taxes have been included in the financial statements.

Note 3 – ACCOUNTS RECEIVABLE

	2015	2014
Due From Luigi's	$87,587	$80,710

Note 4 – DUE FROM AFFILIATES

Due From The Italian Café, LLC Series A & C	113,048	$100,581

The Italian Café, LLC Series C has the same ownership as The Italian Café, LLC.

Note 5 – DUE TO AFFILIATES

Due to Senior Homes, LLC	$74,695	$ 59,495
Due to The Italian Café, LLC Series B	581	500
Due to M2K	4,435	128,922
Total	$79,711	$188,917

A. Senior Homes, LLC owns a 50% interest in The Italian Café, LLC

B. M2K owns a 50% interest in The Italian Café, LLC

C. The Italian Café, LLC Series A, B and C all share the same ownership as The Italian Café, LLC

DESCRIPTION OF COMPANY

Have you ever lost money in a slot machine? Now is your chance to get some money back. The only way to win with a slot machine is to be the establishment that operates it. Now you can get your share of the profits from The Italian Cafe, LLC.

The State of Illinois has made it legal for an establishment that serves liquor to operate up to 5 slot machines in municipalities or counties that have approved the use of the machines. Many Illinois communities have approved the use of the machines. According to the Illinois Gaming Board's Video Gaming Report for the month of March 2016, there were 5,351 licensed establishments housing a total of 22,815 video gaming machines in which $1,246,220,355.10 was played or $54,622.85 average per licensed machine. $1,147,343,968.57 was paid out to players on those machines, or $50,289.01 average per licensed machine. The Net Wagering Activity (Profit) was $98,876,386.53, or $18,478.11 average per licensed establishment. Many establishments saw profits of $50,000, $60,000, $70,000 or $80,000 in March. The licensed establishment receives 35% of the net wagering activity. Many establishments have more than doubled their establishment net income they earn from hours of hard work in their restaurant and bar operation, just by placing 5 slot machines in their establishment that requires no work on their part. With the Italian Cafe, LLC you can get some of those profits.

As a result of the profitability of the slot machines, many successful restaurant and bar operators would like to expand the number of restaurants they own. Their expansion desires are limited by capital. The Italian Cafe, LLC solves that problem.

The Italian Cafe, LLC is an Illinois series limited liability company. The LLC and each of its designated series are separate operations with separate operating agreements and tax ID numbers. The assets and liabilities of the LLC and each designated series are separate. Creditors of a particular series cannot reach the members of that series or the LLC or any other series, and they cannot reach the assets of any other series or the LLC. Each series operates as an autonomous entity. Each designated series will undertake the following process:

1. Each series will locate a property suitable for a restaurant and bar operation in a municipality that has approved the video gaming machines. The series, along with the perspective restaurant and bar operator, will analyze the demographics of the location looking for high household incomes and populations. The ideal location will have good foot traffic and have good visibility and signage on roads with high traffic volume. The series will determine the cost to build out or remodel a restaurant and bar in the property suitable for the restaurant and bar owner to operate and negotiate a reasonable lease on the property with the property owner. The lease will be for a term exceeding ten years, preferably five years with two five year options, and will include a right to sublease the property to the restaurant and bar owners from time to time without consent.

2. Before executing the lease, the Italian Cafe will negotiate a sublease with the restaurant and bar operator. The sublease will require the tenant to pay a fixed base rent sufficient to cover the series rent or acquisition payments and the repayment of

EXHIBIT _E_

the buildout or remodeling funds advanced by The Italian Café, LLC to the series over ten years with interest, and make a profit. The lease will also include a percentage rent provision providing for percentage rent on gross food and beverage sales of a percentage which is contemplated to provide the series with 50% of the anticipated food and beverage net income of the restaurant operation. The lease percentage rent provision will also require percentage rent of 50% of all other income, such as the income generated by the establishment from the 5 video gaming machines.

3. Upon signing the lease and sublease, the restaurant and bar operator tenant will apply for its business license, liquor license and gaming license. The Italian Cafe series will borrow the funds necessary to build out, remodel and equip the restaurant and bar from the Italian Cafe and repay the funds with 10% interest amortized over ten years with equal monthly payments of principal and interest. Upon completion of the buildout or remodeling, with the establishment equipped and the tenant licensed, the establishment will open for business.

The Italian Cafe (Issuer) intends to sell a maximum of 500, $2,000.00 debentures, totaling $1,000,000.00. These debentures will bear interest at 8% per annum with 120 equal payments of principle and interest fully amortizing the $2,000.00 over ten years. The debentures may be prepaid at any time by the Issuer. The Issuer expects these funds to be sufficient for its designated series to open at least eight total establishments. In the event each establishment conservatively generates only $5,000.00 per month, $2,500.00 from the base rent and only $2,500.00 from the percentage rent, including the video gaming machine Net Wagering Activity, the total income from all series would be $40,000.00 per month. The total monthly payment for the $1,000,000.00 debentures at 8% interest amortized over 10 years is $12,132.76 per month.

In the event the Issuer only sales the targeted amount of 250 debentures totaling $500,000.00, the Issuer expects these funds to be sufficient for its designated series to open at least four total establishments. In the event each establishment generates only $5,000.00 per month, $2,500.00 from the base rent and only $2,500.00 from the percentage rent, including the video gaming machine Net Wagering Activity, the total income from all series would be $20,000.00 per month. The total monthly payment for the $500,000.00 debentures at 8% interest amortized over 10 years is $6,066.38 per month.

With this structure, the restaurant operator is able to lease and run a restaurant operation without having to expend a large amount of money to build out the restaurant. The restaurant operator will only need the cost of its specialized equipment, food, security deposit and initial marketing and operating costs to open the restaurant. The restaurant operator will pay The Italian Café, LLC Series, as landlord through the lease, 50% of the net income from the food and beverage operation and 50% of the establishment's video gaming machine Net Wagering Activity. The restaurant operator will keep the other 50% of the food and beverage net income and 50% of the establishment video gaming machine Net Wagering Activity.

The restaurant operator is responsible for obtaining and maintaining the business license, liquor licenses and gaming licenses. The Italian Café, LLC Series is a landlord and, in that capacity, is not responsible for the restaurant operation. The restaurant operator is completely in charge of the operation of the restaurant, bar and video gaming machines and shoulders the risk associated with its failure to properly operate the establishment. In the event the restaurant operator does not properly operate the establishment, the landlord should not be responsible for the obligations or actions of the restaurant operator. In the event the operator does not pay the fixed base rent or the correct percentage rent, The Italian Café, LLC Series may terminate the lease and lease the establishment to a new restaurant operator.

The Italian Café, LLC, Series C has leased a 5,100 square foot restaurant and bar property at 154 W. Northwest Highway, Palatine Illinois for $5,000.00 per month and percentage rent of 10% on all gross sales in excess of $50,000.00 per month. The property had been used by two restaurant and bar operators over a period of at least 15 years as an Italian restaurant. Series C remodeled the existing restaurant and bar and purchased the equipment. Series C leased the space to Luigi's Food and Pizza, LLC to operate an Italian restaurant in the property. Luigi's Food and Pizza, LLC was not successful in this location. Series C terminated the Luigi's lease, changed the concept and re-leased the property to Briana's Restaurant & Pancake House Corp. for a base rent of $7,500.00 per month and percentage rent of 15% of all food and beverage gross sales in excess of $50,000.00 each month and 50% of all other gross monthly income, such as any video gaming machine Net Wagering Activity received by the restaurant operator. Pursuant to the lease, the restaurant operator tenant may not remove any of the existing equipment or any equipment it brings on to the premises during the life of the lease. The total lease term, including two 5 year options, is more than 13 years. Briana's shareholders currently operate two other similar restaurants and are interested in adding more restaurants to their portfolio. Briana's has opened the restaurant and is operating profitably. Briana's has a built out bar and expects to apply for a liquor license and a gaming license upon Palatine's approval of video gaming.

The other Italian Café Series are in the process of acquiring restaurant establishments in municipalities where video gaming has already been approved and negotiating with experienced restaurant operator sub-tenants.